As filed with the Securities and Exchange Commission on March 9, 2005.

Registration No. 333-[                ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

V.I. TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3238476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Barr

President and Chief Executive Officer

V. I. Technologies, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

William T. Whelan, Esq.

Megan N. Gates, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Telephone: (617) 542-6000

Fax: (617) 542-2241

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Shares of common stock issuable upon exercise of rights	27,500,000 shares	$0.20 (1)	$5,500,000 (1)	$647.35
Subscription rights to purchase shares of common stock	43,580,474	(2)	(2)	(2)

(1)	Estimated solely for the purpose of determining the registration fee and computed as described herein.

(2)	Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights being offered hereby because the rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement contains a prospectus relating to the offering by V.I. Technologies, Inc. of its common stock issuable upon the exercise of subscription rights.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject to completion, dated March 9, 2005

V.I. Technologies, Inc.

27,500,000 Shares

Common Stock

We are offering to our stockholders up to an aggregate of 27,500,000 shares of our common stock. For every share held at the close of business on March 9, 2005, the record date for the distribution, you will receive 0.80 subscription rights to purchase shares of our common stock.

Each right entitles the holder to a basic subscription privilege. Under the basic subscription privilege, you may purchase one share of our common stock at a subscription price of $0.20 per share. The subscription price per share is the same price at which certain investors, led by Great Point Partners, LLC, are purchasing a share of our common stock and a warrant to purchase a share of our common stock under the terms of the Securities Purchase Agreement dated as of December 9, 2004, as described herein. We currently anticipate that the Great Point investment will be made concurrently with the closing of the merger between us and Panacos Pharmaceuticals, Inc., also as described herein. All exercises of rights are irrevocable.

The subscription price for shares may only be paid in cash. Assuming that rights for all of the shares offered hereby are exercised, we will receive $5.5 million from the rights offering, before paying estimated expenses of $250,000, resulting in net proceeds of approximately $5.25 million.

The subscription rights are exercisable beginning on March     , 2005 and continuing until 5:00 p.m., Eastern Standard Time, on April     , 2005, unless we decide to extend the rights offering. NO EXERCISES OF RIGHTS WILL BE ACCEPTED FOLLOWING THE EXPIRATION TIME.

The rights will not be transferable. There is no oversubscription privilege. No trading market exists for the rights as of the date of this prospectus and the rights will not be listed for trading on any stock exchange.

Our common stock is listed under the symbol “VITX” on the Nasdaq National Market. On March 8, 2005, the closing sale price of our common stock was $0.73 per share.

Our executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472. Our telephone number is (617) 926-1551.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

SEE “ RISK FACTORS” BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This rights offering is not being made to, nor will we accept subscriptions for common stock from, any person, in any jurisdiction in which the rights offering or the acceptance of such offering would not be in compliance with the securities or “blue sky” laws of such jurisdiction.

The date of this prospectus is                     , 2005.

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. We urge you to read this entire prospectus carefully. It may not contain all of the information which is important to you. To understand this rights offering fully and for a more complete description of the legal terms of this offering, we encourage you to carefully read the entire prospectus and the other documents to which we may refer you as described under the caption “Where You Can Find More Information” on the inside back cover of this prospectus.

ABOUT V.I. TECHNOLOGIES, INC.

We are a development stage biotechnology company developing novel anti-infective technologies. Our INACTINE™ Pathogen Reduction System for red cells (the “INACTINE™ system”) is designed to inactivate a wide range of viruses, bacteria, parasites and lymphocytes from red blood cells and to remove soluble prion proteins. Prion proteins in their pathogenic forms are the agents that cause “Mad Cow Disease,” or in humans, variant Creutzfeldt -Jakob Disease (“vCJD”), which is 100% fatal, and for which no diagnostic or therapy currently exists. Over 40 million red cell units are transfused annually in North America, Europe and Japan, making it one of the most frequently prescribed and important products in medicine. A pathogen reduction product for both acute and chronic patients could represent, according to our estimates as based on a report prepared for us by Easton Associates, an outside consultant, a $4 billion market with acute indications representing approximately $2-3 billion out of that total. We currently do not have any FDA approved products and we have not made any commercial sales of our products under development.

Blood safety and availability remain a significant concern as new pathogens are discovered and the demand for blood products continues to increase. To reduce the risk of contamination of the blood supply with pathogens, blood banks currently screen donors using detailed questionnaires and screen the donated blood for five known pathogens. Although these safety measures have increased the safety of blood products overall, the risk of transmitting pathogens remains. Our goal is to diminish this risk with our INACTINE™ system.

In November 2004, we suspended enrollment in our Phase III surgical, or acute, study for our lead product candidate, the INACTINE™ red cell system, following identification of an immune response to INACTINE-treated red cells in one patient in the study during ongoing immunologic testing of subjects enrolled in the trial. The suspension in enrollment means that both the Phase III trial of INACTINE™ for acute indications and the Phase III trial of INACTINE™ for chronic indications, described in more detail below, have been halted, in the case of the chronic trial, following a clinical hold by the FDA. Although no clinical consequences of the immune response are apparent based on review of available data, additional patients will not be enrolled in the acute trial pending full evaluation. We have notified the FDA that we have suspended enrollment in the study and that we intend to continue discussions with the FDA regarding the conditions, if any, under which the trial might be continued while we are completing our review of all relevant data. We intend to conduct these discussions as part of an ongoing dialogue with the FDA regarding conditions for licensure of the INACTINE™ system.

Our Phase III chronic study of INACTINE™ red cells was placed on clinical hold by the FDA due to the availability of insufficient safety information, and was subsequently halted by us following a review by an independent data safety monitoring committee, or DSMC, in November 2003. The halting of the study by us was due to antibody formation in sickle cell anemia patients receiving repeat transfusions of INACTINE™ treated red cells. The Phase III trial of INACTINE for chronic indications was designed to be conducted in two sequential parts, Part A and Part B. The purpose of Part A was to allow assessment of the safety of INACTINE™ -treated red cells in the patient population under study prior to proceeding to Part B. Enrollment in the chronic trial was stopped prior to initiation of Part B on the recommendation in November 2003 of the DSMC, which was charged with reviewing the data from Part A of the study, following the FDA’s clinical hold on the trial due to availability of insufficient safety information.

Prior to the suspension of the surgical trial, the FDA had expressed concerns regarding the licensing of the current INACTINE™ system for an acute indication in light of the presence of antibodies observed in the chronic trial, and has requested justification from us for pursuit of an acute-only indication in the context of these findings. The FDA has also indicated that a control system with respect to an acute-only indication would be required to ensure that patients who have previously received red cells treated by the current INACTINE™ system do not receive INACTINE™ red cells in subsequent hospitalizations. We have met with the FDA and presented proposals on supplemental clinical trials. However, the FDA has indicated that it will require the review of additional data, including the results of the Phase III trial for INACTINE™ in acute indications, before fully responding to our proposals for additional clinical trials. The occurrence of an immune response in the acute trial and the decision to suspend enrollment in it will require us to formulate and present to the FDA a regulatory plan for approval of INACTINE that takes into account all findings to date, which is likely to significantly delay determination of any acceptable regulatory pathway. The FDA has indicated that any such regulatory plan for the acute-only indication must address the development of a control system, as described above. In addition, we believe that modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells will also be required. At this time, we cannot determine the length of time required for us to develop such a regulatory plan, nor can we estimate the length of time required by the FDA to approve such a plan, or whether such a plan will be approved at all. Enrollment in the acute trial will continue to be suspended until such time as a regulatory plan is approved by the FDA and implemented by us, if ever. We have begun preclinical testing on the modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells. However, this work is early and preliminary and no assurance can be given that we will be able to develop a control system that will be technically feasible, approved by the FDA, and economically viable, or that the modifications to the current INACTINE™ process will succeed in reducing the likelihood of an immunologic response. Prior to the suspension of enrollment in the acute study, the FDA also directed us to implement additional patient safety monitoring procedures in the Phase III acute trial. We implemented these procedures and, until accrual into the trial was suspended, were periodically updating the FDA on the trial data. While we believe that the steps taken addressed the FDA recommendations prior to suspending enrollment in the acute trial, further steps could be required by the FDA. We also received from the FDA a written request for further information relating to an August 2004 amendment to our IND. The amendment included responses to questions raised by the FDA relating to procedures for patient safety monitoring used in the Phase III chronic study, which had been placed on clinical hold by the FDA due to the availability of insufficient safety information, and subsequently halted by us following a DSMC review. We have responded to the FDA’s request and are awaiting further communications from the agency on this matter.

With the Phase III trial for INACTINE™ in chronic indications halted by us, following the clinical hold by the FDA and the subsequent review by the DSMC, and enrollment suspended in the Phase III trial for INACTINE in acute indications, our ongoing development plan for INACTINE™ for chronic, acute or other indications is highly uncertain. We cannot ensure that the acute trial will resume or complete enrollment in a timely manner. The exact nature, timing and estimated costs of the efforts necessary to bring to market the product resulting from our pathogen inactivation research and development projects involve a number of key variables which are either unpredictable or outside our control, including whether the likelihood of an immune response to INACTINE™ treated red cells can be adequately reduced, whether, and under what circumstances, the FDA will agree with a plan by us to proceed with clinical trials, the enrollment rates and results of the Phase III clinical trial, should it be continued, the extent of further studies which could be required for filing a Biologics License Application with the FDA, the length of the FDA and foreign regulatory approval processes, the success of our fundraising efforts, our ability to establish and maintain relationships with marketing partners and strategic collaborators, and the timing of commencement of commercialization of our product. Inability to satisfy one or more of these conditions, or to do so in a commercially acceptable manner, may render continued development of the INACTINE™ system infeasible.

A 2001 analysis prepared for us by Easton Associates estimated that over 80% of the approximately 14 million annual red cell transfusions in the U.S. involved acute care patients. In preparing this estimate, Easton Associates used a combination of source data on overall trends in red blood cell transfusions, such as statistics from the blood industry organization, the American Association of Blood Banks, World Health Organization Statistics and selected market research studies. This was complemented by extensive interviews with a variety of medical professionals including hematologists, physicians that transfuse red cells in a variety of specialties (such as cardiovascular surgeons, oncologists, and orthopedic surgeons), hospital blood bankers, hospital administrators and administrators in community blood centers. The objective of these interviews was to provide information as to recent trends in the use of red cells in transfusions by different medical diagnosis or condition. Easton also spoke with representatives at major national blood collection and distribution organizations such as the American Red Cross. Easton used these interviews, and samplings from a representative group of hospitals, combined with source data on blood use to estimate the use of red cells by major specialty or diagnostic area. A more recent analysis suggested that patients with sickle cell disease represent less than 10% of the total transfusions of red cells in the U.S. annually. We believe that the relative usage of transfusion red cells in the major international markets we are targeting is similarly proportioned between acute and chronic patients. At present we are not aware of any other pathogen reduction systems for red blood cells in human clinical trials. We have paid Easton Associates a total of approximately $600,000 to complete four separate studies over the past four years. There is no other material relationship between Easton Associates and us.

We fund our operations primarily through sale of common stock, partner collaborations, research and development grants and debt. Our current cash burn rate following the recent restructuring of operations is approximately $1.0 million per month. Cash reserves of about $1.0 million as of February 28, 2005 should be sufficient to fund operations through the first quarter of 2005.

On June 2, 2004, we entered into an Agreement and Plan of Merger with Panacos Pharmaceuticals, Inc. The merger agreement has since been amended, on November 5, 2004, November 28, 2004 and December 8, 2004. Under the merger agreement as amended, we have agreed to issue 227 million shares of our common stock at the closing. Panacos shareholders would own approximately 80.6% of the combined company, before the effect of the shares to be issued in the Great Point financing, described below. Panacos’ principal business involves the discovery and development of small molecule, orally available drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. Panacos recently initiated Phase II clinical testing of PA-457, the first in a new class of oral HIV drugs that inhibit virus maturation, a new drug target discovered by Panacos. We and Panacos are working to close the merger as soon as possible. Closing of the merger is subject to receipt of the approval of both our and Panacos’ stockholders, along with other closing conditions. Closing of the merger will also be a condition for closing the rights offering.

On December 9, 2004, we entered into a Securities Purchase Agreement with a group of investors led by Great Point Partners, LLC, including an existing investor in us and Panacos, Ampersand Ventures, and an existing investor in Panacos, A.M. Pappas & Associates, LLC and several other Panacos investors. Upon the closing of the merger, on which the closing of the Securities Purchase Agreement is conditioned, and the closing of the financing, VITEX will issue $20,000,000 worth of shares of its common stock, at a per share price equal to the lower of (i) $0.20 per share and (ii) a 10-day average of the stock price prior to closing, and warrants to purchase 0.45 times the number of shares of its common stock issued in the financing, to the investors in the financing. If the closing of the Securities Purchase Agreement had occurred on March 8, 2005, based on the 10-day average of the VITEX common stock price prior to that date, which was $0.84, we would have issued 100,000,000 shares in the financing, or 26% of the outstanding shares. Closing of the financing is subject to receipt of the approval of our stockholders, along with other closing conditions. Under the terms of the Great Point financing, our stockholder Ampersand is contractually obligated to refrain from exercising its rights.

We have also agreed, as a condition to the completion of the financing, to effect a reverse stock split of our common stock. The stock split, which is subject to stockholder approval, will be at a ratio within the range of 1:5 to 1:20. The exact ratio at which the stock split will be effected will be determined in the discretion of our board of directors.

On December 10, 2004, we announced that we had implemented a restructuring to reduce expenses. The restructuring was intended to allow us to conserve cash until the completion of the merger with Panacos. The restructuring included an immediate reduction in our research and development workforce by approximately 40%. We recorded a charge of $0.1 million to research and development in the fourth quarter of 2004 in connection with the restructuring. Each employee subject to severance as part of the restructuring received severance pay equal to his or her one month salary in the fourth quarter of 2004.

We were organized under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. Our website address is www.vitechnologies.com. The contents of our website are not part of this prospectus.

INACTINE™ is a trademark of V.I. Technologies, Inc.

Legal Proceedings

We entered into a lease in 2002 for 16,500 square feet of space near Boston, Massachusetts intended for use as a processing site for INACTINE™-treated red blood cells. In 2003 we concluded that this second site was not required and took steps to terminate our obligations under the lease, which would expire in 2008. In the fourth quarter of 2004, the landlord of that space filed a complaint in Middlesex Superior Court of the Commonwealth of Massachusetts against us seeking damages of not less than $531,905, plus attorneys’ fees, representing a claim for damages relating to re-rental of the facility at a lower rental rate plus associated costs. While we have received limited explanations concerning the landlord’s calculation of damages, certain calculations remain unexplained and we have not received supporting documentation for any of the calculations, many of which we dispute. However, based on the evidence provided, namely the landlord’s affidavits, the trial court issued an order preventing us from using up to $300,000 of our assets except in the ordinary course of business, and further has allowed an attachment of $250,000 of our funds as security for a potential future judgment in the landlord’s favor. We are vigorously defending against this claim. We currently believe we have sufficient reserves to cover our estimated exposure related to this contingency.

In February 2005, we were served with a complaint filed in the United States District Court for the Eastern District of New York by a former employee of the Melville plant which was divested to Precision Pharma Services, Inc., or Precision, in August 2001. The complaint alleges that we underpaid overtime pay to this employee while he was employed by us in our Melville plant. We currently intend to file a motion to dismiss the claim and, based on a review of the employee’s payroll records, believe that any overtime pay due to this employee will be less than $1,000.

In February 2005, we were served with a second complaint by another employee of the Melville, New York plant. This suit, to which Precision Pharma Services is also a party, has been filed in the Supreme Court of the State of New York, County of Suffolk. The suit is a class action in which the lead plaintiff, representing the class, claims that we underpaid overtime due to employees of the processing plant. The complaint alleges an amount in excess of $125,000 in unpaid overtime pay plus the costs of the action and reasonable attorney’s fees due from the two defendants. We are in the process of analyzing employee payroll records for the period in question, which based on the statute of limitations, we believe to be from February 1999 to August, 2001, and we intend to contest the claim vigorously. We currently believe we have sufficient reserves to cover our estimated exposure related to this contingency.

Except as described above, we are not currently a party to any material pending legal proceedings.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Why are we conducting the rights offering?

We are seeking additional equity to advance our clinical trial programs and for general corporate purposes. We also want to provide our stockholders with the opportunity to invest in our stock at the same price per share as that to be paid by the Great Point financing investors for a share of our common stock and a warrant to purchase a share of our common stock.

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company. For every share held at the close of business on March 9, 2005, the record date for the distribution, each of our stockholders will receive 0.80 subscription rights to purchase shares of our common stock. Under the terms of the Great Point financing, our stockholder Ampersand is contractually obligated to refrain from exercising its rights.

What is a right?

Each whole right entitles its holder to purchase one share of our common stock at the subscription price of $0.20 per share. Each right carries with it a basic subscription privilege.

What is the basic subscription privilege?

The basic subscription privilege entitles each holder of a whole right to purchase one share of our common stock for the subscription price.

Will I receive fractional rights?

We will not issue fractional rights. Instead, we will round up any fractional rights to the nearest whole right. For example, if you own 64 shares of common stock, you will receive 52 rights, instead of the 51.2 rights you would have received without rounding.

What if all shareholders other than Ampersand exercise their full subscription privilege?

In that case, rights to purchase approximately 36,134,000 shares would have been subscribed. This offering is capped at 27,500,000 shares. Subscriptions granted would be adjusted on a pro rata basis so that the total number of shares issued and funds raised do not exceed 27,500,000 and $5.5 million in gross proceeds respectively. For example, if you own 64 shares and subscribed to receive 52 rights, and all other shareholders other than Ampersand subscribed for the full amount of rights per their shareholding as of the effective date, your subscription would be adjusted on a pro rata basis to 39 rights or 0.61 subscription rights per share of VITEX common stock. In this case we would refund promptly to the shareholder the value of 13 rights, which, at $0.20 per right, is $2.60, representing the pro rata portion of the rights that exceeded the share cap.

When will the rights offering expire?

The rights offering will expire at 5:00 p.m., Eastern Standard Time, on April     , 2005, unless we extend it. We may extend the expiration time for any reason.

Am I required to subscribe in the rights offering?

No. However, if you choose not to exercise your rights, you will experience dilution to your equity interest in our company.

If I exercise my rights, may I cancel or change my decision?

No. All exercises of rights are irrevocable even if we extend the subscription period. We may extend the expiration time for any reason.

May I transfer my rights if I do not want to purchase any shares?

No. The rights are not transferable.

Are there any conditions to the consummation of the rights offering?

Yes. It is a condition to the consummation of the rights offering that our merger with Panacos and our financing with Great Point and certain other investors close. If the merger and the financing do not close, any subscription payments that we have received will be refunded to you promptly.

Can we terminate the rights offering?

Yes. We may terminate the rights offering for any reason before the expiration time.

If we terminate the rights offering, will your subscription payment be refunded?

Yes. If we terminate the rights offering, the subscription agent will return all subscription payments promptly. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

How will we use the proceeds received from the rights offering?

Assuming that rights for all of the shares offered hereby are exercised, we will receive $5.5 million, before deducting any offering expenses. These expenses are estimated to be $250,000. We will use any net proceeds we receive from the rights offering for the advancement of our clinical trial programs, for research and development programs, and for general corporate purposes. These funds will principally be spent to advance the clinical development of PA-457 and other pre-clinical programs of Panacos, to continue efforts to study changes to the INACTINE™ process that could reduce the likelihood of the immune response observed in the Phase III programs and to continue clinical development of INACTINE™ if we can reduce the likelihood of the immune response and gain concurrence of the FDA to continue clinical development of the INACTINE™ system for the pathogen reduction of red blood cells. There is no guarantee at this time that we will be able to achieve either objective for the INACTINE™ system.

How are we making the rights offering?

This rights offering is being made directly by us. We will not pay any underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the rights offered by this prospectus, other than the fees paid to the subscription agent.

How did we arrive at the offering price and what is the current trading price of our common stock?

Under the terms of the Securities Purchase Agreement between VITEX and Great Point Partners, LLC, Ampersand Ventures, A.M. Pappas & Associates, LLC, and other investors, dated as of December 9, 2004,

VITEX will issue $20,000,000 worth of shares of its common stock, at a per share price equal to the lower of (i) $0.20 per share and (ii) a 10-day average of the stock price prior to closing, and warrants to purchase 0.45 times the number of shares of its common stock issued in the financing, exercisable for a five-year period from the date of issuance at a price of $0.24 per share. The $20 million financing is led by Great Point Partners LLC of Greenwich, Connecticut. Ampersand Ventures and A.M. Pappas, the two largest investors in Panacos Pharmaceuticals, Inc., will also participate. Ampersand Ventures is also the largest investor in VITEX. The $20 million private placement is designed to fund simultaneously with the closing of the Panacos merger, and is a condition to the closing of the merger. The rights distributed in this offering allow our stockholders to buy our common stock at the same price, $0.20 per share, as the Great Point financing investors are paying for a share of our common stock and a warrant to purchase a share of our common stock. On March 8, 2005, the last reported price for our common stock on the Nasdaq National Market was $0.73 per share. We cannot predict the trading price of our common stock at the time of closing this rights offering. Accordingly, purchasers of shares of common stock in the rights offering may pay a premium, or receive a discount, on the purchase of shares as compared to the closing price of our common stock at the time of the closing of the rights offering.

How many shares of our common stock are currently outstanding?

As of March 8, 2005, we had approximately 54.5 million shares of our common stock outstanding. The number of outstanding shares of our common stock will increase by 27.5 million following the issuance of all shares purchased in the rights offering (assuming that rights for all of the shares offered hereby are exercised), which represents a 50% increase in the number of outstanding shares of our common stock. In addition, following the merger, in which we will issue 227.5 million shares of our common stock, the financing, in which we will issue approximately 100.0 million shares of our common stock, and assuming a reverse stock split in the ratio of 1:5, we would have approximately 81.9 million shares of common stock outstanding. Assuming the same numbers of shares issued in the merger and the financing, but assuming a reverse stock split in the ratio of 1:20, we would have approximately 20.5 million shares of common stock outstanding. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

What effect will a reverse stock split have on the rights offering?

As part of the merger vote, we are asking for approval to amend our articles of incorporation to allow our Board to authorize a reverse split of the stock in the range of 1:5 to 1:20. The timing of the reverse split would be following the shareholder meeting and closing of the merger. It is likely that the reverse split will occur during the subscription period. The terms and conditions of the offering will be adjusted in direct proportion to the reverse split ratio approved by the Board. As an example, assuming a reverse split ratio of 1:5, the maximum number of shares to be sold in the rights offering would be adjusted from 27.5 million to 5.5 million. The subscription price would adjust from $.20 to $1.00. Shareholders will still receive 0.8 subscription rights per split adjusted share and the maximum amount to be raised in the offering, assuming that rights for all of the shares offered hereby are exercised, is $5.5 million. For example, if a shareholder owned 1000 shares and exercised the full subscription rights for 800 shares at $0.20, following the reverse split of 1:5 and the close of the rights offering, the shareholder will receive 160 shares at $1.00 per share.

How do I exercise my rights?

Each holder who wishes to exercise the basic subscription privilege should properly complete and sign the rights certificate and deliver the rights certificate together with payment of the subscription price for each share of common stock for which such holder is subscribing to the subscription agent before the expiration time. We recommend that any rightsholder who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. Any holder who cannot deliver its rights certificate to the subscription agent before the expiration time may use the procedures for guaranteed delivery described in this prospectus under the heading “The Rights Offering—Guaranteed Delivery Procedures.” We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights in this prospectus under the heading “The Rights Offering” beginning with the section entitled “Exercising Your Rights,” in the rights certificates themselves and in the document entitled “Instructions for Use of V.I. Technologies, Inc. Rights Certificates” that accompanies this prospectus.

How may I pay my subscription price?

Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

We will ask brokers, dealers and nominees holding shares of our common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to exercise the rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of our common stock on behalf of other persons.

Will I receive subscription materials by mail if my address is outside the United States?

No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those rights, each such holder must notify the subscription agent on or before 11:00 a.m., Eastern Standard Time, on             , 2005 and establish to the satisfaction of the subscription agent that it is permitted to exercise its rights under applicable law.

Will I be charged any fees if I exercise my rights?

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

If I exercise my rights, when will I receive the shares for which I have subscribed?

We will issue the shares for which subscriptions have been properly delivered to the subscription agent prior to the expiration time as soon as practicable following the expiration time. We will not be able to calculate the number of shares to be issued to each exercising rightsholder until the third business day after the expiration time, which is the latest time by which rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described in this prospectus under the heading “The Rights Offering—Exercising Your Rights—Guaranteed Delivery Procedures.”

Have you or your Board of Directors made a recommendation as to whether I should exercise my rights?

No. Neither we nor our Board of Directors has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our common stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

What are the tax consequences of the rights offering to me?

Stockholders who receive rights will not recognize taxable income in connection with the distribution or exercise of the rights. Any holder who sells its shares of common stock that it acquires by exercising its rights may recognize a gain or loss. For a complete summary of the material U.S. federal income tax consequences to holders of our common stock, please see the section entitled “Tax Considerations.”

Where should I send my forms and payment?

If you elect to exercise your rights and you are a shareholder of record, you should forward your subscription forms and payment via hand delivery, mail or overnight delivery to:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

If you are a beneficial owner, forward your subscription forms and payment to your broker, dealer or other nominee.

What should I do if I have other questions?

If you have questions or need assistance, please contact John Barr, our President and Chief Executive Officer, at:

V.I. Technologies, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

Tel: (617) 926-1551

For further assistance on how to subscribe for shares, you may also contact American Stock Transfer & Trust Company, the subscription agent for the rights offering, by mail or telephone at:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of VITEX common stock in the rights offering. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on Page 38.

RISKS RELATING TO VITEX AND PANACOS AS A COMBINED COMPANY

The ability of VITEX and Panacos to successfully integrate their businesses following their merger is uncertain.

After the merger, VITEX and Panacos, each of which previously operated independently, will have to integrate their operations. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. Diversion of management attention could result in delays in clinical programs. The combination of VITEX’s and Panacos’ organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed. VITEX management may have their attention diverted while trying to integrate the two companies, one of which is located in Watertown, Massachusetts and one of which is located in Gaithersburg, Maryland. Such diversion of management’s attention or difficulties in the transition process could have an adverse impact on VITEX. VITEX will have approximately 23 employees and Panacos will have approximately 21 employees at the time the merger is closed. Virtually all of the employees in the merged company work at either the Watertown facility or the Gaithersburg facility. The majority of VITEX personnel are scientists, clinical and regulatory professionals, engineers and individuals who process blood for experimental and clinical uses. Panacos is principally engaged in the development of innovative drugs to treat HIV and other serious viral diseases. The Panacos workforce consists largely of scientists, clinical and regulatory professionals. The companies share a focus in innovative anti-infective technologies including extensive knowledge of how to kill or inactivate viruses and other agents such as bacteria that can cause disease in humans. The management team of the combined company has experience in attracting and retaining the technical personnel that will represent the majority of employees in the combined company. However, no assurance can be given that the combined company will succeed in its efforts to integrate the VITEX and Panacos operations successfully. The transition period is expected to be largely complete within three months following the closing of the merger.

Failure to integrate the companies’ operations successfully could result in delays in the companies’ clinical trial programs.

VITEX and Panacos have entered into the merger with the expectation that the merger will result in beneficial synergies, including:

•	improved ability to raise new capital through access to new classes of investors focused on public companies engaged in anti-infective drug development;

•	shared expertise in developing innovative anti-infective technologies and the potential for technology collaboration;

•	a broader pipeline of products;

•	greater ability to attract commercial partners;

•	larger combined commercial opportunities; and

•	a broader portfolio of patents and trademarks.

Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for the merger will depend on a number of factors, some of which include:

•	retention of scientific staff;

•	significant litigation, if any, adverse to Panacos and VITEX, including, particularly, product liability litigation and patent and trademark litigation; and

•	the ability of the combined company to continue development of VITEX and Panacos product candidates.

Patent litigation is costly, highly uncertain and can require a significant amount of management time and the time of key technical staff to prosecute or defend. An adverse patent ruling could affect our ability to successfully develop a product and affect the return on investment with the earlier introduction of competitive products should patent protection be ruled invalid or unenforceable. Litigation associated with a clinical trial could adversely affect the progress of the trial, consume significant resources in defending the claim and negatively affect the successful commercialization of the product. The consideration paid in the merger is based on the expectation of continued clinical and commercial development of the combined company’s products, and the associated protection provided by related intellectual property rights. In addition, significant litigation could impact the ability of the merged company to raise capital to fund the clinical development programs due to the associated cost and uncertainty.

Even if the two companies are able to integrate their operations, there can be no assurance that these anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the combined company.

VITEX and Panacos have historically incurred operating losses and these losses will continue after the merger.

VITEX and Panacos have each historically incurred substantial operating losses due to their research and development activities and expect these losses to continue after the merger for the foreseeable future. As of December 31, 2004, VITEX and Panacos had an accumulated deficit of approximately $169.3 million and $25.1 million, respectively. VITEX’s fiscal year 2002, 2003 and 2004 net losses were $20.0 million, $22.4 million, and $18.2 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 net losses were $4.5 million, $4.5 million, and $12.0 million, respectively. VITEX’s fiscal year 2002, 2003 and 2004 operating losses were $20.4 million, $22.1 million, and $18.1 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 operating losses were $4.5 million, $4.3 million and $12.0 million, respectively. VITEX currently expects to continue research and development activities. If the merger is completed, the combined company will expend significant amounts on the research and development programs previously undertaken by Panacos, including those relating to PA-457. The INACTINE™ red blood cell Phase III clinical trial program for acute indications, though enrollment is currently suspended, and the PA-457 clinical trial program are being conducted in various geographic locations, and clinical studies may occur in other geographic markets. In addition, following completion of the merger and prior to the end of 2005, PA-457 is expected to progress to late stage Phase II trials. In parallel to the clinical development activities, the combined company would increase expenditures for pre-commercial activities, such as planning for, and preliminary investments in, the scale-up of manufacturing of the drug, and marketing and distribution of the drug both in the United States and internationally. The combined company would also plan to evaluate marketing partnerships for distribution as well as to fund a portion of the late stage clinical development of the drug. These activities will take time and expense, both to identify the best partners and reach agreement on terms, and to negotiate and sign definitive agreements. We will actively seek new financing from time to time to provide financial support for new activities. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms, if any, under which we may secure financial support from strategic partners. It is expected that we will continue to incur operating losses for the foreseeable future.

The combined company will need additional capital in the future, but its access to such capital is uncertain.

VITEX’s current resources are insufficient to fund all of its and, following the merger, the combined company’s commercialization efforts. As of February 28, 2005, VITEX had cash on hand of approximately $1.0 million, and Panacos had cash on hand of approximately $3.2 million. As described elsewhere in this prospectus, we have recently entered into definitive agreements with respect to $20 million in financing, the closing of which is to occur upon closing of the merger. At present, after its recent restructuring, VITEX is consuming approximately $1.0 million in cash per month and expects this spending rate to continue into early 2005. Following the merger, including Panacos’ cash spending rate of approximately $1.6 million in cash per month, the combined company expects to spend approximately $2.6 million in cash per month. We believe that after the merger our cash resources will be adequate to meet our requirements through the fourth quarter of 2005. Our capital needs beyond the fourth quarter of 2005 will depend on many factors, including our research and development activities, the scope of our clinical trial program, the completion of the merger with Panacos, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by the combined company. Other than the financing described in this document which is contingent on the merger, we do not have committed external sources of funding. If adequate funds are not available, the combined company may be required to:

•	delay, reduce the scope of or eliminate one or more of its development programs;

•	obtain funds through arrangements with collaboration partners or others that may require it to relinquish rights to technologies, product candidates or products that it would otherwise seek to develop or commercialize itself;

•	license rights to technologies, product candidates or products on terms that are less favorable to it than might otherwise be available; or

•	seek a buyer for all or a portion of its business, or wind down its operations and liquidate its assets.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

VITEX’s ability to continue as a going concern is dependent on future financing.

KPMG LLP, VITEX’s independent registered public accounting firm, has included an explanatory paragraph in their report on VITEX’s consolidated financial statements for the fiscal year ended December 31, 2004, which highlights that current cash balances are insufficient to support operations until the end of 2005, thereby raising substantial doubt about VITEX’s ability to continue as a going concern. Ernst & Young LLP, Panacos’ independent registered public accounting firm, has included a similar explanatory paragraph in their report on Panacos’ financial statements for the year ended December 31, 2004. The inclusion of a going concern explanatory paragraph in KPMG LLP’s report on the consolidated financial statements of VITEX and in Ernst & Young LLP’s report on the financial statements of Panacos could have a detrimental effect on VITEX’s stock price, this rights offering and ability to raise additional capital.

VITEX’s consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. VITEX has not made any adjustments to the consolidated financial statements as a result of the outcome of the uncertainty described above.

The success of the combined company will depend on the products and systems which it is and will be developing, including the INACTINE™ system, but may be unable to commercialize due to numerous factors, including regulatory requirements on both the combined company and its customers.

The success of the combined company’s business will depend on its successful development and commercialization of its products and systems, including products based on the INACTINE™ system. Successful commercialization of the combined company’s products and systems under development depends, in significant part, on its ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety and efficacy in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain development, sales, marketing, and distribution collaborations.

VITEX’s pathogen inactivation system for red blood cells is currently the only product being developed by VITEX, and together with Panacos’ product candidate PA-457, will be the only two clinical stage products of the combined company when the merger closes. The INACTINE™ system is under development and has not been approved by the Food and Drug Administration for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. The regulatory process includes pre-clinical (animal) studies and clinical (human) trials of each product to establish its safety and efficacy. During fiscal years 2004, 2003 and 2002, VITEX spent approximately $13.3 million, $18.5 million and $20.4 million on research and development, respectively. During fiscal years 2004, 2003 and 2002, Panacos spent approximately $11.2 million, $4.5 million and $4.4 million on research and development, respectively.

The combined company must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate its products are safe and effective before they can be approved for commercial sale. In November 2004, VITEX suspended enrollment in its Phase III surgical, or acute, study for its lead product candidate, the INACTINE™ red cell system, following identification of an immune response to INACTINE-treated red cells in one patient in the study during ongoing immunologic testing of subjects enrolled in the trial. This suspension in enrollment means that both the Phase III trial of INACTINE™ for actual indications and the Phase III trial of INACTINE™ for chronic indications, described in more detail below, have been halted, in the case of the chronic trial, following a clinical hold by the FDA. Although no clinical consequences of the immune response were apparent based on review of available data, additional patients will not be enrolled in the trial pending full evaluation. VITEX has notified the FDA that it has voluntarily suspended enrollment in the study and it intends to continue discussions with the FDA regarding the conditions, if any, under which the trial might be continued while VITEX is completing its review of all relevant data. VITEX intends to conduct these discussions as part of an ongoing dialogue with the FDA regarding conditions for licensure of the INACTINE™ system.

VITEX’s Phase III chronic study of INACTINE™ red cells was placed on clinical hold by the FDA due to the availability of insufficient safety information, and was subsequently halted by VITEX following a review by an independent safety data monitoring committee, or DSMC, in November 2003. The halting of the study by VITEX was due to antibody formation in sickle cell anemia patients receiving repeat transfusions of INACTINE™ treated red cells. The Phase III trial of INACTINE™ for chronic indications was designed to be conducted in two sequential parts, Part A and Part B. The purpose of Part A was to allow assessment of the safety of INACTINE™-treated red cells in the patient population under study prior to proceeding to Part B. Enrollment in the chronic trial was stopped prior to initiation of Part B on the recommendation in November 2003 of the DSMC, which was charged with reviewing the data from Part A of the study, following the FDA’s clinical hold on the trial due to availability of insufficient safety information.

Prior to the suspension of the surgical trial, the FDA had expressed concerns regarding the licensing of the current INACTINE™ system for an acute indication in light of the presence of antibodies observed in the chronic trial, and had requested justification from VITEX for pursuit of an acute-only indication in the context of these findings. The FDA had also indicated that a control system with respect to an acute-only indication would be required to ensure that patients who have previously received red cells treated by the current INACTINE™ system do not receive INACTINE™ red cells in subsequent hospitalizations. VITEX has met with the FDA and presented proposals on supplemental clinical trials. However, the FDA has indicated that it will require the review of additional data, including the results of the Phase III trial for INACTINE™ in acute indications, before fully responding to VITEX’s proposals for additional clinical trials. The occurrence of an immune response in the acute trial and the decision to suspend enrollment in it will require VITEX to formulate and present to the FDA a regulatory plan for approval of INACTINE™ that takes into account all findings to date, which is likely to significantly delay determination of any acceptable regulatory pathway. The FDA has indicated that any such regulatory plan for the acute-only indication must address the development of a control system, as described above. In addition, VITEX believes that modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells will also be required. At this time, VITEX cannot determine the length of time required for it to develop such a regulatory plan, nor can VITEX estimate the length of time required for the FDA to approve such a plan, or whether such a plan will be approved at all. Enrollment in the acute trial will continue to be suspended until such time as a regulatory plan is approved by the FDA and implemented by VITEX, if ever. VITEX has begun preclinical testing on the modifications to the current INACTINE™ process that are designed to reduce the likelihood of an immunologic response to treated red cells. However, this work is early and preliminary and no assurance can be given that VITEX will be able to develop an INACTINE™ process that will be technically feasible, approved by the FDA, and economically viable, or that the modifications to the current INACTINE™ process will succeed in reducing the likelihood of an immunologic response. Prior to the suspension of enrollment in the acute study, the FDA also directed VITEX to implement additional patient safety monitoring procedures in the now-suspended Phase III acute trial. VITEX implemented these procedures and, until accrual into the trial was suspended, was periodically updating the FDA on the trial data. While VITEX believes that the steps taken addressed the FDA recommendations prior to suspension of enrollment in the acute trial, further steps could be required by the FDA. VITEX also received from the FDA a written request for further information relating to an August 2004 amendment to its IND. The amendment included responses to questions raised by the FDA relating to procedures for patient safety monitoring used in the Phase III chronic study, which had been placed on clinical hold by the FDA due to the availability of insufficient safety information, and subsequently halted by VITEX following a DSMC review. VITEX has responded to the FDA’s request and is awaiting further communications from the agency on this matter.

With the Phase III trial for INACTINE™ in chronic indications halted by VITEX, following the clinical hold by the FDA and the subsequent review by the DSMC, and enrollment suspended in the Phase III trial for INACTINE in acute indications, VITEX’s ongoing development plan for INACTINE™ for chronic, acute or other indications is highly uncertain. VITEX cannot ensure that the acute trial will resume or complete enrollment in a timely manner, if ever. The exact nature, timing and estimated costs of the efforts necessary to bring to market the product resulting from VITEX’s pathogen inactivation research and development projects involve a number of key variables which are either unpredictable or outside VITEX’s control, including whether the likelihood of an immune response to INACTINE™ treated red cells can be adequately reduced, whether, and under what circumstances, the FDA will agree with a plan by VITEX to proceed with clinical trials, the enrollment rates and results of the Phase III clinical trial, should it be continued, the extent of further studies which could be required for filing a Biologics License Application with the FDA, the length of the FDA and foreign regulatory approval processes, the success of VITEX’s fundraising efforts, its ability to establish and maintain relationships with marketing partners and strategic collaborators, and the timing of commencement of commercialization of its product. Inability to satisfy one or more of these conditions, or to do so in a commercially acceptable manner, may render continued development of the INACTINE™ system infeasible.

Delays in the combined company’s clinical testing or approval from government authorities will increase its product development costs and may impair its ability to commercialize its products and allow competitors to bring products to market before the combined company does. VITEX’s clinical development plan for cellular products, including INACTINE™, assumes that only data from laboratory studies, not from human clinical trials, will be required to demonstrate efficacy in reducing pathogens and that clinical trials for these products will instead focus on demonstrating therapeutic efficacy, safety and tolerability of treated blood components. Although VITEX has held discussions with the FDA concerning the proposed clinical plan for these products, this plan of demonstrating safety and efficacy may not ultimately be acceptable to the FDA or the FDA may reconsider any decision that this clinical plan is appropriate.

Even if the combined company’s products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm the combined company’s business. Later discovery of problems with the combined company’s products may result in additional restriction on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of the combined company’s products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific, have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

In addition to the regulatory requirements applicable to the combined company and its products and systems, there are regulatory requirements applicable to our prospective customers for the INACTINE™ system, which are the blood banks that process and distribute both blood and blood products. Blood banks, such as the American Red Cross and the New York Blood Center, will be required to obtain approved license supplements from the FDA before using products processed with VITEX pathogen reduction systems. FDA delays in approving these supplements may deter some blood centers from using VITEX products. In addition, blood centers that do submit supplements may face disapproval or delays in approval that could in turn cause further delay or deter them from using VITEX products.

The success of the combined company will also depend on the products and systems being developed by Panacos, including PA-457, and we cannot assure you that the efforts to commercialize PA-457, which still in early-stage clinical trials, will succeed.

Together with the INACTINE™ system, Panacos’ product candidate, PA-457, formerly developed by Panacos, will be the only clinical stage product being developed by the combined company when the merger closes.

PA-457 and the other compounds being developed by Panacos are still in early stage clinical trials and involve a high degree of development, technical, regulatory and other risks. The results from pre-clinical studies and early clinical trials conducted by Panacos do not ensure that results obtained in later stage clinical studies of PA-457 will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse circumstances occurring during the clinical trials. Therefore, the combined company cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of PA-457 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HIV or the results of long-term drug administration, and thus the limited results Panacos has obtained may not predict results from more prolonged studies in larger numbers of patients drawn from more diverse populations. These initial trials are not designed to assess the long-term efficacy of PA-457. Panacos will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before it can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If PA-457 or any other product candidate fails to demonstrate sufficient safety and efficacy in any clinical trial, the combined company would experience potentially significant delays in, or be required to abandon, development of that product candidate. If the combined company delays or abandons its development efforts related to PA-457, it may not be able to generate sufficient revenues to become profitable, and its reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause the stock price to decrease significantly.

If the combined company fails to establish relationships with strategic collaborators and distributors, it may be unable to market its products.

The combined company intends to enlist strategic collaborators for sales, marketing and distribution support and for financial support in the development of our products. The combined company will require marketing and distribution partners for the commercialization of its products. If the combined company fails to develop new strategic partnerships for these purposes, the failure could delay or possibly inhibit the commercialization of its products.

For example, in order to effectively market its products outside the United States, the combined company may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to the combined company.

A small number of customers will determine market acceptance of some of the combined company’s products.

A defined number of blood collection services will dominate any market for the INACTINE™ system. In the United States, the American Red Cross and the America’s Blood Centers collect and distribute the vast majority of the nation’s supply of blood and blood components. Major U.S. blood centers include the New York Blood Center and the United Blood Services, which together distributes approximately 9 percent of the nation’s supply of blood and blood components. In Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations’ blood and blood components supply. Failure to properly market, price or sell our products to any of these large customers could significantly diminish the combined company’s potential product revenue.

VITEX relies on a limited number of suppliers to manufacture its inactivation compound and other components of its INACTINE™ system for red cells.

VITEX’s INACTINE™ system uses a small molecule compound known as PEN110 to inactivate pathogens. VITEX has a contract with one manufacturer for PEN110 and will seek to qualify additional manufacturers to produce this compound to meet its anticipated commercialization requirements. If any of these additional manufacturers, which have not yet been identified, or its existing manufacturer cannot produce and deliver this compound in the required quantities, to the required standards, or in a timely manner, the combined company may face delays in the commercialization of the INACTINE™ system before it is able to identify alternate or additional manufacturers to meet these requirements.

The procedure for inactivating pathogens using the INACTINE™ system requires the use of an automated INACTINE™ system to deliver the compound into the red cell unit and a cell washing system to remove PEN110, plasma proteins and other impurities. VITEX worked with an engineering firm to develop the automated delivery system which is now being qualified for use in its clinical trials. This system and related system disposables could be manufactured by several suppliers and VITEX has not yet entered commercial supply agreements.

VITEX is currently using a cell washing system manufactured by Haemonetics, which it exclusively licenses from Haemonetics pursuant to a development and manufacturing agreement. When and if VITEX’s INACTINE™ system is commercialized, Haemonetics will provide contract manufacturing services for the cell washing equipment and associated disposables. If Haemonetics fails to deliver an adequate supply of the cell washing systems and disposables, the combined company would be required to identify other third-party manufacturers.

The combined company may not be able to identify manufacturers for the delivery system and disposables or to replace Haemonetics for the wash system and disposables on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of these systems and disposables could delay commercialization and subsequent sales of the INACTINE™ system. Furthermore, the inclusion of delivery and cell washing systems by new manufacturers could require the combined company to seek new approvals from governmental regulatory authorities, which could result in delays in product delivery. The combined company may not be able to receive any such required regulatory approvals.

If the combined company does not successfully distinguish and commercialize its technology, it may be unable to compete successfully or to generate revenue significant to sustain its operations.

The biotechnology industry, including the fields of transfusion medicine, therapeutic use of blood products, and therapeutic products to treat HIV and serious infections, is highly competitive and subject to significant and rapid technological change. Accordingly, the combined company’s success will depend, in part, on its ability to respond quickly to such change through the development and introduction of new products and systems.

Many of the combined company’s competitors or potential competitors have substantially greater financial and other resources than VITEX has and may also have for the viral inactivation of red cells, greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. Major competitors in the market for HIV drugs include large, publicly-traded pharmaceutical companies, such as GlaxoSmithKline, Bristol Myers Squibb, Pfizer, Roche, Johnson & Johnson, and Gilead, development stage public companies, such as Incyte and Vertex, and private development stage companies, such as Pharmasset. Major competitors in the market for pathogen inactivation systems include Baxter Healthcare, Gambro CBT, and Cerus. If the combined company or its corporate partners commence commercial product sales, the combined company or its corporate partners will be competing against companies with greater marketing and manufacturing capabilities.

The combined company’s ability to compete successfully against currently existing and future alternatives to its product candidates and systems, and competitors who compete directly with it in the pathogen reduction industry will depend, in part, on its ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for the combined company’s products;

•	be early entrants to the market; and

•	manufacture, market and sell its products, independently or through collaborations.

Third-party reimbursement policies may adversely affect the combined company’s ability to commercialize and sell its products and services.

The combined company’s ability to successfully commercialize its products depends in part on the extent to which appropriate levels of reimbursement for its products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of the combined company’s products or systems to obtain appropriate levels of reimbursement could adversely affect the combined company’s ability to sell these products and systems.

Federal legislation, enacted in December 2003, has altered the way in which physician-administered drug programs covered by Medicare are reimbursed, generally leading to lower reimbursement levels. The new legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, the U.S. Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. On the other hand, the drug benefit may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit de facto price controls on prescription drugs. In addition, the law triggers, for congressional consideration, cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This legislation could adversely impact the combined company’s ability to commercialize any of its products successfully.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of the combined company’s products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, the combined company’s products. VITEX anticipates that the combined company will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for its products. However, VITEX cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

If the combined company is unable to protect its intellectual property, it may not be able to operate its business profitably.

The combined company’s success will depend on its ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on its proprietary rights. VITEX and Panacos each have exclusive patents, licenses to patents or patent applications covering critical components of their respective technologies and Panacos has certain jointly owned patents. VITEX and Panacos also seek to protect their proprietary technology and processes, in part, by confidentiality agreements with its employees and certain contractors. Patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to VITEX or Panacos may not result in patents being issued. In addition, certain of the combined company’s technology relies on patented inventions developed using university resources. Universities may have certain rights, as defined by law or applicable agreements, in such patents, and may choose to exercise such rights. Under the terms of a license agreement between Panacos and the University of North Carolina, Panacos is an exclusive licensee to certain technology, including patents and patent applications, that relate to Panacos’ product candidates, including PA-457. This license agreement imposes various commercialization, sublicensing, royalty and other obligations on us. If we fail to comply with these and other requirements, our license could convert from exclusive to non-exclusive or terminate entirely. Currently, Panacos is in compliance with the terms of the license agreement, and we do not have any reason to believe that the license may be terminated. VITEX and Panacos cannot be certain that their confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that their trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that employees, consultants or contractors of the combined company use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-U.S. countries do not protect intellectual property rights to the same extent as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, the combined company cannot predict with certainty their enforceability.

The combined company will be a party to various license agreements that give it exclusive rights to use specified technologies applicable to research, development and commercialization of its products, including PA-457. The agreements pursuant to which such technology is used permit the licensors to terminate agreements in the event that certain conditions are not met. If these conditions are not met and the agreements are terminated, the combined company’s product development, research and commercialization efforts may be altered or delayed.

Patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, competitors of the combined company may obtain patent protection or other intellectual property rights for technology similar to the combined company’s that could limit its ability to use its technology or commercialize products that it may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to the combined company, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If the combined company is ultimately unable to protect its technology, trade secrets or know-how, it may be unable to operate profitably. Although neither VITEX nor Panacos has been involved with any threats of litigation or negotiations regarding patent issues or other intellectual property, or other related court challenges or legal actions, it is possible that the combined company could be involved with such matters in the future.

If the combined company is unable to operate its business without infringing upon intellectual property rights of others, it may not be able to operate its business profitably.

The combined company’s success depends on its ability to operate without infringing upon the proprietary rights of others. VITEX is aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by VITEX. VITEX endeavors to follow developments in these fields and it does not believe that its technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, the combined company would need a license under such patents or other intellectual property rights to continue development and marketing of its products. Any required licenses may not be available on acceptable terms, if at all. If the combined company does not obtain such licenses, it may need to design around other parties’ patents or it may not be able to proceed with the development, manufacture or sale of its products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If the combined company is ultimately unsuccessful in defending against claims of infringement, it may be unable to operate profitably.

If the combined company loses or is unable to hire and retain qualified personnel, it may not be able to develop its products and technology.

VITEX is, and, following the merger, the combined company will be, highly dependent on the members of its scientific and management staff. In particular, the combined company will depend on Dr. Samuel K. Ackerman, currently the Chairman of the Board and Interim Chief Executive Officer of Panacos, and the Chairman of the Board of VITEX, as the combined company’s Chief Executive Officer. VITEX and Panacos do not have employment contracts with any key personnel. Although VITEX believes it has been successful in attracting and retaining its employees, it may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If the combined company loses an executive officer or certain key members of its clinical or research and development staff or is unable to hire and retain qualified personnel, then its ability to develop and commercialize its products and technology may be hindered. VITEX has not purchased any key-man life insurance.

VITEX and Panacos use and generate hazardous materials in their research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

VITEX and Panacos are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. It is possible that the combined company will be required in the future to incur significant costs to comply with environmental and health and safety regulations. The research and development activities to be undertaken by the combined company after the merger involve the sue of hazardous materials, including chemicals that may cause cancer, volatile solvents, and biological materials, including materials infected with various viruses, including the Human Immunodeficiency Virus, Human T-Cell Lyphotrophic Virus, and Simian Immunodeficiency Virus. In addition, the operations of VITEX and Panacos produce, and will continue to produce after the consummation of the merger, hazardous waste products in the future. Although VITEX and Panacos believe that their safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the combined company could be held liable for any damages that result, and any such liability could exceed its insurance limits and its cash resources. Both VITEX and Panacos currently have general liability insurance that covers their respective use of hazardous materials and chemicals, and the combined company will also have insurance covering these matters following the merger. The cost of the annual premium for this insurance has not been material to either VITEX or Panacos, and it is not expected to be material to the combined company following the merger. Neither VITEX nor Panacos has been notified that it has been the subject of any investigation relating to the generation of hazardous materials in the past.

The combined company may face exposure to product liability claims.

The combined company may face exposure to product liability and other claims due to allegations that its products cause harm. These risks are inherent in the suspended Phase III clinical trials relating to the INACTINE™ system and the ongoing Phase II clinical trials relating to PA-457 and in the testing, and future manufacturing and marketing of, the combined company’s products. Although VITEX currently maintains product liability insurance, such insurance may not be adequate and the combined company may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If the combined company is unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, it could be inhibited in the commercialization of its products which could have a material adverse effect on its business. Each of VITEX and Panacos currently has a policy covering $10 million of product liability for their respective clinical trials. Neither VITEX nor Panacos currently has sales of any products. The level of product liability insurance coverage and the associated cost of that insurance for the combined company will be determined following the merger. The coverage will be maintained and limits reviewed from time to time as the combined company progresses to later stages of its clinical trials and as the length of the trials and the number of patients enrolled in the trials changes. After the merger, the combined company intends to obtain a combined coverage policy that includes tail coverage in order to cover any claims that are made for any events that have occurred prior to the merger. Currently, each company’s annual premium for product liability insurance is approximately $110,000 - $120,000.

RISKS RELATED TO VITEX STOCK

VITEX has been notified by Nasdaq that it is not in compliance with continued listing standards, which may result in a delisting of the common stock if VITEX cannot regain compliance.

On September 2, 2004, VITEX reported that it had received a notice from the Nasdaq Stock Market, Inc. that the bid price of its common stock had closed below $1.00 per share for the previous 30 consecutive trading days and that, in accordance with Nasdaq rules, VITEX would be provided 180 calendar days to regain compliance with the minimum bid price requirement under the rules for continued listing. VITEX had until February 28, 2005 to regain compliance with the minimum bid price requirement. VITEX had not regained compliance with this requirement as of February 28, 2005 and cannot assure you that it will be able to achieve compliance with this requirement. In addition, on November 10, 2004, VITEX reported that it had received a notice from the Nasdaq Stock Market, Inc. that its stockholders’ equity as of September 25, 2004 had fallen below the Nasdaq requirement for continued listing of $10 million. VITEX’s stockholders’ equity as of December 31, 2004 was $2.4 million. Nasdaq noted that it is reviewing VITEX’s eligibility for continued listing on The Nasdaq National Market and, to facilitate this review, requested that VITEX provide Nasdaq with its plan to achieve and sustain compliance with all listing requirements. VITEX submitted its plan to regain compliance on November 19, 2004. As discussed elsewhere in this prospectus, as a condition to the closing of the financing with Great Point Partners, LLC, VITEX has agreed, subject to stockholder approval, to effect a reverse stock split. VITEX anticipates that the reverse split will result in the per share price of VITEX common stock exceeding $1.00 per share immediately following the split, but there can be no assurance that the price will close above $1.00 per share for the time required to be in compliance with the Nasdaq stock price requirement. On December 9, 2004, Nasdaq notified VITEX that, on the basis of the plan submitted on November 19, 2004, it was granting VITEX an extension of time until February 17, 2005 to regain compliance with the stockholders’ equity requirement for continued listing, and until February 28, 2005 to regain compliance with the stock price requirement. On February 18, 2005, VITEX received from Nasdaq a notice of extension of the deadline for reaching compliance with the minimum stockholders’ equity requirement until March 15, 2005. VITEX believes that the merger and financing transactions will be sufficient to meet that requirement. We have requested an extension of the deadline until March 31, 2005 to achieve compliance with the minimum bid price requirement from Nasdaq in order to allow us to complete the merger and financing, although there can be no assurance that Nasdaq will grant our request.

Following the merger, the combined company may be required to qualify for listing on Nasdaq under Nasdaq’s initial listing criteria, and we cannot assure you that Nasdaq will accept the combined company’s application.

Under applicable Nasdaq listing requirements, as a result of the ownership structure of the combined company after the merger, the combined company may be required to apply for listing to Nasdaq under Nasdaq’s initial listing criteria. Under Nasdaq rules governing reverse mergers, under certain circumstances, a surviving company resulting from the merger of a private company and a Nasdaq-listed public company may be required to apply for a new listing if Nasdaq determines that the combination results in a change in control of the listed company. Factors that Nasdaq will consider when determining whether a combination results in a change in control of the listed company include changes in management, board of directors, voting power, ownership and financial structure of the listed company as well as the similarity in the nature of the businesses of the combining companies and the relative size of the listed company and the private company. Following the closing of the merger, and without giving effect to any financing, Panacos shareholders will own approximately 80.6% of the combined company, which alone could lead Nasdaq to conclude that VITEX has undergone a change in control. While VITEX currently believes that, following the merger, the combined company will qualify for initial listing under those criteria, it cannot assure you that Nasdaq will accept the combined company’s listing. If VITEX were required to apply for initial listing of its securities on the Nasdaq National Market as of March 8, 2005, it would not meet the minimum bid price per shares requirement for initial listings of $5.00. If Nasdaq did not accept the listing application, the combined company would be required to apply for listing of its common stock on another market, which could have an adverse effect on the trading volume and liquidity of the common stock.

VITEX’s stock price is volatile and you may not be able to resell your shares at a profit.

VITEX first publicly issued common stock on June 11, 1998 at $12.00 per share in its initial public offering. Between June 11, 1998 and March 8, 2005 the closing sale price has ranged from a high of $17.62 per share to a low of $0.45 per share. The market price of VITEX common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by the combined company or competitors;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating the combined company to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against the combined company could cause it to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on revenue and earnings.

Following the merger of VITEX and Panacos, VITEX will have a large number of authorized but unissued shares of common stock, which VITEX management may issue without further stockholder approval, thereby causing dilution of your holdings of VITEX common stock.

After the closing of the merger, the financing, and the reverse stock split, and the increase in the authorized shares of VITEX common stock from 75,000,000 to 550,000,000, VITEX anticipates that there will be approximately 474,000,000 shares of authorized but unissued shares of VITEX common stock, assuming a reverse stock split in the ratio of 1:5, or approximately 531,000,000 shares of authorized but unissued shares of VITEX common stock, assuming a reverse stock split in the ratio of 1:20. Management of VITEX will continue to have broad discretion to issue shares of VITEX common stock in a range of transactions, including capital- raising transactions, mergers, acquisitions, for antitakeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of Nasdaq, Delaware law, or other applicable laws. VITEX currently has no plans to issue shares of its common stock for any purpose other than in connection with the transactions described in this proxy statement-prospectus. However, if VITEX management determines to issue shares of VITEX common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position in VITEX would be diluted without your further ability to vote on that transaction.

The sale of a substantial number of shares of VITEX common stock could cause the market price of VITEX common stock to decline and may impair the combined company’s ability to raise capital through additional offerings.

VITEX currently has outstanding warrants to purchase an aggregate of 6,930,089 shares of its common stock. The shares issuable upon exercise of these warrants have been registered for resale, and thus could be sold at any time following their issuance. These shares represent approximately 13% of the total number of shares of VITEX common stock that are currently outstanding. In addition, under the terms of the Securities Purchase Agreement, VITEX will issue $20,000,000 worth of shares of its common stock, at a per share price equal to the lower of (i) $0.20 per share and (ii) a 10-day average of the stock price prior to closing, and warrants to purchase 0.45 times the number of shares of its common stock issued in the financing. VITEX is obligated to file a registration statement, within 30 days of the closing of the Securities Purchase Agreement, to register the resale of these shares of common stock and the shares underlying the warrants. The shares to be issued under the Securities Purchase Agreement will represent approximately 26% of the total number of shares of VITEX common stock outstanding on the date of closing of the financing.

Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of VITEX common stock below current levels and make it more difficult for VITEX and its shareholders to sell VITEX equity securities in the future.

VITEX’s executive officers, directors and holders of more than 5% of its common stock collectively beneficially own approximately 18% of the outstanding common stock as of March 8, 2005. In addition, approximately 2,500,000 shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised.

Sale or the availability for sale, of shares of common stock by stockholders could cause the market price of VITEX common stock to decline and could impair its ability to raise capital through an offering of additional equity securities.

Anti-takeover provisions may frustrate attempts to replace VITEX’s current management and discourage investors from buying its common stock.

Certain provisions of VITEX’s restated certificate of incorporation and restated by-laws, as well as the Delaware General Corporation Law, or the DGCL, reduce the power of stockholders generally, even those with a majority of the voting power in VITEX, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, VITEX’s restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. VITEX’s restated certificate of incorporation and restated by-laws also do not permit its stockholders to call special meetings of stockholders. This effectively limits the ability of VITEX stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, VITEX’s restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of VITEX without approval of its Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and VITEX’s restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

RISKS RELATED TO THIS OFFERING

The price of our common stock may decline after you exercise subscription rights.

Our stock price is volatile. Within the past twelve months, the trading price of our common stock has ranged from a high of $1.60 per share to a low of $0.51 per share. We cannot predict its trading range during the period of this offering or beyond. Our common stock may decline in price after you exercise your subscription rights. If such a decline occurs, you will have committed to buy our common stock at a price above the prevailing market price, resulting in an immediate unrealized loss to you. Moreover, following your exercise of subscription rights, you may not be able to sell your common stock at a price equal to or greater than the subscription price. Until certificates are delivered to you or until new shares are issued to you in book-entry form, which will not occur until after the closing of this offering, you may not be able to sell the common stock you purchase in this offering. Certificates representing our common stock purchased by you will be delivered and book-entry issuances will be completed as soon as practicable after the expiration of this offering.

If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock.

This rights offering is designed to enable each of our stockholders to acquire our stock at $0.20 per share and thereby maintain their relative proportionate voting and economic interest. Investors in the Great Point financing will also receive warrants to purchase shares of our common stock. Warrants are not being offered to our stockholders in this rights offering. As a result, even if you exercise your subscription rights, you may suffer significant dilution if the investors in the Great Point financing also exercise their warrants.

To the extent that you do not exercise your rights and other stockholders purchase shares in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the exercise of the rights will be disproportionately diluted.

Once you exercise your subscription rights, you may not revoke the exercise, even if you no longer desire to invest in us.

Once you exercise your subscription rights, you may not revoke the exercise. Therefore, even if circumstances arise, after you have subscribed in the offering, that eliminate your interest in investing in our common stock, you will nevertheless be required to purchase the common stock for which you subscribed.

If you do not act promptly and follow instructions carefully, you may not be able to participate in this offering and your current investment in our company would be diluted.

Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by our subscription agent, American Stock Transfer & Trust Company, prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to strictly follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received, in which event, your current investment in our company would be diluted.

If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may terminate the rights offering for any reason prior to the expiration time. If we terminate the rights offering, neither we, nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

The subscription price may not reflect the value of our company.

The subscription price per share is the same price at which certain investors, led by Great Point Partners, LLC, are purchasing a share of our common stock and a warrant to purchase a share of our common stock under the terms of the Securities Purchase Agreement dated as of December 9, 2004. The subscription price does not necessarily bear any relationship to the book value of our assets, historic or future cash flows, financial condition, recent or historic stock prices or any other established criteria for valuation, and you should not consider the subscription price as any indication of the value of our company. We cannot assure you that our common stock will trade at prices in excess of the subscription price at any time after the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance and do not relate strictly to historical or current facts. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Forward-looking statements can be identified by the use of words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”. Forward-looking statements might include one or more of the following:

•	forecasts of future funding resources;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements express our expectations or predictions of future events or results. A number of factors could cause actual events or results to be significantly different from those described in the forward-looking statement. These statements are not guarantees and are subject to many risks and uncertainties, including those in the “Risk Factors” section. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should review carefully all risks and uncertainties identified in this prospectus, including the “Risk Factors” section.

USE OF PROCEEDS

Our gross proceeds from the rights offering depend on the number of shares that are purchased. Assuming that rights for all of the shares offered hereby are exercised, we will receive cash proceeds of $5.5 million, before paying estimated expenses of $250,000. Under the terms of the Great Point financing, Ampersand is contractually obligated to refrain from exercising its rights.

We currently plan to merge with Panacos Pharmaceuticals, Inc. as described elsewhere in this prospectus. The merger with Panacos is a condition for closing the rights offering. We will use any net proceeds we receive from the rights offering for the advancement of our clinical trial programs, for research and development programs, and for general corporate purposes. These funds will principally be spent to advance the clinical development of PA-457 and other pre-clinical programs of Panacos, to continue efforts to study changes to the INACTINE™ process that could reduce the likelihood of the immune response observed in the Phase III programs and to continue clinical development of INACTINE™ if we can reduce the likelihood of the immune response and gain concurrence of the FDA to continue clinical development of the INACTINE™ system for the pathogen reduction of red blood cells. There is no guarantee at this time that we will be able to achieve either objective for the INACTINE™ system. Pending our use of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, interest-bearing instruments.

The above discussion represents our present intentions for the use of the proceeds of this rights offering based on our current contemplated operations, business plan and the prevailing economic and industry conditions. Changes in the use of proceeds of this rights offering may be made in response to changes in our financial condition, business plans or growth strategy and changes in general industry conditions.

THE RIGHTS OFFERING

GENERAL

As soon as practicable following March 9, 2005, which is the record date for the distribution, we will distribute to each holder of our common stock, at no charge, 0.80 subscription rights for shares of common stock for each share of our common stock held as of the record date. The rights will be evidenced by rights certificates.

Each right entitles the holder to a basic subscription privilege. Under the basic subscription privilege, each whole right enables the holder to purchase one share of our common stock at a subscription price of $0.20 per share.

Our stockholder Ampersand is contractually obligated to refrain from exercising its rights.

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of our common stock. If you hold your shares in a brokerage account or through a dealer or other nominee, please see the information included below under the heading “Beneficial Owners.”

REASONS FOR THE RIGHTS OFFERING

We are seeking additional equity to advance our clinical trial programs and for general corporate purposes. In addition, we want to allow our stockholders to invest in additional shares of our common stock at the same price as the price paid by the investors in the Great Point financing described elsewhere in this Prospectus and in the Joint Proxy Statement – Prospectus dated February 14, 2005, a copy of which accompanies this Prospectus.

TRANSFERABILITY OF RIGHTS

The rights are not transferable. No trading market exists as of the date of this prospectus for these rights.

OVERSUBSCRIPTION PRIVILEGE

There is no oversubscription privilege for a shareholder to purchase shares over the pro rata portion of its shareholding as of the date of commencement of the rights offering.

DETERMINATION OF SUBSCRIPTION PRICE

Under the terms of the Securities Purchase Agreement between VITEX and Great Point Partners, LLC, Ampersand Ventures, A.M. Pappas & Associates, LLC, and other investors, dated as of December 9, 2004, VITEX will issue $20,000,000 worth of shares of its common stock, at a per share price equal to the lower of (i) $0.20 per share and (ii) a 10-day average of the stock price prior to closing, and warrants to purchase 0.45 times the number of shares of its common stock issued in the financing, exercisable for a five-year period from the date of issuance at a price of $0.24 per share. The $20 million financing is led by Great Point Partners, LLC of Greenwich, Connecticut. Ampersand Ventures and A.M. Pappas, the two largest investors in Panacos Pharmaceuticals, Inc., will also participate. Ampersand Ventures is also the largest investor in VITEX. The $20 million private placement is designed to fund simultaneously with the closing of the Panacos merger, and is a condition to the closing of the merger. The rights distributed in this offering allow our stockholders to buy our common stock at the same price, $0.20 per share, as the Great Point financing investors. On March 8, 2005, the last reported price for our common stock on the Nasdaq National Market was $0.73 per share. We cannot predict the trading price of our common stock at the time of closing this rights offering. Accordingly, purchasers of shares of common stock in the rights offering may pay a premium, or receive a discount, on the purchase of shares as compared to the closing price of our common stock at the time of the closing of the rights offering.

NO FRACTIONAL RIGHTS OR SHARES

We will not issue fractional rights. Instead, we will round up any fractional rights to the nearest whole right. For example, if you own 64 shares of common stock, you will receive 52 rights, instead of the 51.2 rights you would have received without rounding.

You may request that the subscription agent divide your rights certificate into parts if you are the record holder for a number of beneficial owners of common stock. However, the subscription agent will not divide your rights certificate so that (through rounding or otherwise) you would receive a greater number of rights than those to which you would be entitled if you had not divided your certificate.

FULL SUBSCRIPTION ADJUSTMENT

If all shareholders other than Ampersand were to subscribe to all rights under this offering, then rights to purchase approximately 36,134,000 shares would have been subscribed. This offering is capped at 27,500,000 shares. Subscriptions granted would be adjusted on a pro rata basis so that the total number of shares issued and funds raised do not exceed 27,500,000 and $5.5 million in gross proceeds, respectively. For example, if you own 64 shares and subscribed to receive 52 rights, and all other shareholders other than Ampersand subscribed for the full amount of rights per their shareholding as of the effective date, your subscription would be adjusted on a pro rata basis to 39 rights or 0.61 subscription rights per share of VITEX common stock. In this case we would refund promptly to the shareholder 13 rights, which, at $0.20 per right, is $2.60, representing the pro rata portion of the rights that exceeded the share cap.

EXPIRATION TIME AND DATE

You may exercise the basic subscription privilege at any time before the expiration time, which is 5:00 p.m., Eastern Standard Time, on April     , 2005, unless the rights offering is extended. If you do not exercise your rights before the expiration time, then your rights will expire and become null and void. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise after the expiration time, regardless of when you transmitted the documents, except if you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for any reason at our sole discretion, and you will not be able to revoke your exercise of subscriptions.

If we elect to extend the date the rights expire, we will issue a press release announcing the extension before 9:00 a.m. on the first business day after the most recently announced expiration time.

BASIC SUBSCRIPTION PRIVILEGE

The basic subscription privilege entitles you to purchase one share of our common stock per whole right held, upon delivery of the required documents and payment of the subscription price per share, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part.

EFFECT OF REVERSE STOCK SPLIT ON THE RIGHTS OFFERING

As part of the merger vote, we are asking for approval to amend our articles of incorporation to allow our Board to authorize a reverse split of the stock in the range of 1:5 to 1:20. The timing of the reverse split would be following the shareholder meeting and closing of the merger. It is likely that the reverse split will occur during the subscription period. The terms and conditions of the offering will be adjusted in direct proportion to the reverse split ratio approved by the Board. As an example, assuming a reverse split ratio of 1:5, the maximum number of shares to be sold in the rights offering would be adjusted from 27.5 million to 5.5 million. The subscription price would adjust from $0.20 to $1.00. Shareholders will still receive 0.8 subscription rights per split adjusted share and the maximum amount to be raised in the offering, assuming that rights for all of the shares offered hereby are exercised, is $5.5 million. For example, if a shareholder owned 1000 shares and exercised the full subscription rights for 800 shares at $0.20, following the reverse split of 1:5 and the close of the rights offering, the shareholder will receive 160 shares at $1.00 per share.

METHODS OF EXERCISING RIGHTS

You may exercise your rights by delivering the following to the subscription agent before the expiration time:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time, you must deliver the rights certificate within three business days after the expiration time using the guaranteed delivery procedures described below under the heading “Guaranteed Delivery Procedures.”

Payment of Subscription Price

Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent.

Your cash payment of the subscription price will be deemed to have been received by the subscription agent only when:

•	any uncertified check clears; or

•	the subscription agent receives any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order.

You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by that time. We encourage you to use a certified or cashier’s check, or money order to avoid missing the opportunity to exercise your rights.

We will retain any interest earned on the cash funds held by the subscription agent prior to the earlier of the consummation or termination of the rights offering.

The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of common stock and return your overpayment, if any.

Exercising a Portion of Your Rights

If you subscribe for fewer than all of the shares of common stock that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate, you may request from the subscription agent a new rights certificate representing the unused rights.

Calculation of Rights Exercised

If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration time.

Completion and Delivery of the Rights Certificate

You should read and follow the instructions accompanying the rights certificate carefully. If you choose to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. YOU SHOULD NOT SEND THE RIGHTS CERTIFICATES, ANY OTHER DOCUMENTATION OR PAYMENT TO US. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of cash payment prior to the expiration time.

Signature Guarantee May Be Required

Your signature on each rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or

•	you are an eligible institution.

Delivery of Subscription Materials and Payment

If you are a shareholder of record, you should deliver the rights certificate and payment of the subscription price, notices of guaranteed delivery and any other required documentation by hand delivery, overnight delivery or mail to:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services.

You may also call the subscription agent at (800) 937-5449.

If you are a beneficial owner, forward your subscription forms and payment to your broker, dealer or other nominee.

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificates evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each share of common stock being subscribed for pursuant to the basic subscription privilege to the subscription agent before the expiration time;

•	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

•	deliver the properly completed rights certificates evidencing the rights being exercised, with any required signatures guaranteed, to the subscription agent, within three (3) business days following the date the notice of guaranteed delivery was received by the subscription agent.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions For Use of V.I. Technologies, Inc. Rights Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;

•	the number of rights represented by your rights certificates, the number of shares of common stock you are subscribing for pursuant to the basic subscription privilege; and

•	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificates at the addresses set forth under the heading “Delivery of Subscription Materials and Payment” above. You may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (718) 234-5001. To confirm facsimile deliveries, you may call (877) 248-6417 or (718) 921-8317.

Notice to Nominees

If you are a broker, a dealer, a trustee or a depository for securities who holds shares of our common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions. You should obtain instructions from the beneficial owners with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If a beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of common stock on the record date, so long as the nominee submits the appropriate rights certificates and certifications and proper payment to the subscription agent.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.

Procedures for DTC Participants

We expect that your exercise of your basic subscription privilege may be made through the facilities of The Depository Trust Company, or DTC. In the case of holders of rights that are held of record through DTC, exercises of the basic subscription privilege may be effected by instructing DTC to transfer rights (such rights being “DTC Exercised Rights”) from the DTC account of such holder to the DTC account of the subscription agent, together with payment of the subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege.

Determinations Regarding the Exercise of Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide upon, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in proper form or has not been made in accordance with the terms of the rights offering. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “Regulatory Limitation” and “Compliance with State Regulations Pertaining to the Rights Offering” below.

NO REVOCATION OF EXERCISED RIGHTS

Once you have exercised your basic subscription privilege, you may not revoke your exercise. Even if we extend the expiration time, you may not revoke your exercise.

SUBSCRIPTION AGENT

We have appointed American Stock Transfer & Trust Company as subscription agent for this rights offering. We will pay its fees and expenses related to the rights offering.

NO RECOMMENDATIONS TO RIGHTSHOLDERS

Neither we, nor our Board of Directors, has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our common stock or simply take no action with respect to your rights, based upon your own assessment of your best interests.

TERMINATION

We may terminate the rights offering for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

FOREIGN STOCKHOLDERS

We will not mail rights certificates to stockholders on the record date whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., Eastern Standard Time, on April     , 2005, five business days prior to the expiration time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law.

REGULATORY LIMITATION

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

ISSUANCE OF COMMON STOCK

Unless we earlier terminate the rights offering, the subscription agent will issue to you the shares of our common stock purchased by you in the rights offering as soon as practicable after the expiration time. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the rights exercised by that holder.

Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your stock certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to the subscribed for shares of our common stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

We will not issue any fractional shares of common stock. You may only exercise whole rights; fractional rights may not be exercised.

SHARES OF COMMON STOCK OUTSTANDING

As of March 8, 2005 we had outstanding approximately 54.5 million shares of our common stock. The number of outstanding shares of our common stock will increase by 27.5 million following the issuance of all shares purchased in the rights offering (assuming that rights for all of the shares offered hereby are exercised), which represents a 50% increase in the number of outstanding shares of our common stock. In addition, following the merger, in which we will issue 227.5 million shares of our common stock, the financing, in which we will issue approximately 100.0 million shares of our common stock, and assuming a reverse stock split in the ratio of 1:5, we would have approximately 81.9 million shares of common stock outstanding. Assuming the same numbers of shares issued in the merger and the financing, but assuming a reverse stock split in the ratio of 1:20, we would have approximately 20.5 million shares of common stock outstanding. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

COMPLIANCE WITH STATE REGULATIONS PERTAINING TO THE RIGHTS OFFERING

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

If you have any questions or need assistance concerning the procedures for exercising your subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact us as follows:

V.I. Technologies, Inc.

134 Coolidge Avenue

Watertown, MA 02472

Attention: John R. Barr

Tel: (617) 926-1551

For further assistance on how to subscribe for shares, you may also contact American Stock Transfer & Trust Company, the subscription agent for the rights offering, by mail or telephone at:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

DILUTION

Stockholders may experience substantial dilution of their percentage of equity ownership interest and voting power in our company if they do not exercise their basic subscription privilege. In addition, it is possible that it may be necessary or appropriate for us to seek to raise additional equity capital in the future and shares of common stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons purchasing the common stock in this rights offering could be reduced. No assurance can be given that such future sale will not occur, and, if it did, at what price or other terms.

TAX CONSIDERATIONS OF THE RIGHTS OFFERING

Certain United States Federal Income Tax Consequences

The following general summary of the material federal income tax consequences of the rights offering is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis.

The tax consequences of this offering under state, local and foreign law are not discussed. The consequences of this offering with respect to any taxes other than income taxes also are not discussed. Moreover, special considerations not described in this summary may apply to some taxpayers or some types of taxpayers, including financial institutions, broker-dealers, nominee holders of our shares, life insurance companies, tax-exempt organizations and foreign taxpayers. The following discussion is limited to those who have held the common stock, and will hold the rights and any common stock acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

You are urged to consult your own tax advisor with respect to the particular federal income or other income tax consequences to you of the offering, as well as the tax consequences under state, local and foreign law and the possible effects of any change in any such laws.

Receipt of Rights

You will not recognize taxable income for federal income tax purposes upon receipt of the rights.

Your basis in your common stock upon which the rights are distributed, will be allocated among the common stock and the rights in proportion to their respective fair market values, as determined by us, on the day you receive the rights. However, if the fair market value of your rights at the time they are received is less than 15% of the fair market value of the common stock you own on the date of the receipt of your rights, then no portion of your basis in the common stock will be allocated to the rights, unless you so elect. You should consult your own tax adviser concerning whether and how to make such an election.

Since the rights will not be transferable on an exchange or through private transactions, it may be difficult to establish the fair market value of the rights and hence the allocation of basis among the common stock and the rights.

Your holding period with respect to the rights will include your holding period for the common stock with respect to which the rights were distributed.

Exercise of Rights

You will not recognize any gain or loss if you exercise your rights.

Your holding period in the common stock received by you upon exercise of your rights will begin on the day you exercise your rights.

Lapse of Rights

If you allow your rights to lapse, no gain or loss will be recognized. However, the basis of your common stock upon which such rights were distributed, will be increased by the basis, if any, in the rights which lapsed.

The foregoing summary is included for general informational purposes only. Accordingly, we urge you to consult with your own tax advisor with respect to the tax consequences of the rights offering applicable to your own particular situation, including the application and effect of state and local income and other tax laws.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

Prior to Completion of the Merger. Under the VITEX certificate of incorporation, VITEX’s authorized capital stock consists of 75,000,000 shares of VITEX common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Following Completion of the Merger. If the merger is completed, the VITEX certificate of incorporation will be amended to increase the authorized number of shares of VITEX common stock to 550,000,000. The number of outstanding shares will increase by 27.5 million following the issuance of all shares purchased in the rights offering (assuming that rights for all of the shares offered hereby are exercised), which represents a 50% increase in the number of outstanding shares of our common stock. In addition, following the merger, in which we will issue 227.5 million shares of our common stock, the financing, in which we will issue approximately 100.0 million shares of our common stock, and assuming a reverse stock split in the ratio of 1:5, we would have approximately 81.9 million shares of common stock outstanding. Assuming the same numbers of shares issued in the merger and the financing, but assuming a reverse stock split in the ratio of 1:20, we would have approximately 20.5 million shares of common stock outstanding. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

VITEX Common Stock

VITEX Common Stock Outstanding. The outstanding shares of VITEX common stock are, and the shares of VITEX common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of VITEX common stock is entitled to one vote for each share of VITEX common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Dividend Rights; Rights upon Liquidation. The holders of VITEX common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the VITEX Board, subject to any preferential dividend rights granted to the holders of any then outstanding VITEX preferred stock. In the event of liquidation, each share of VITEX common stock is entitled to share pro rata in any distribution of VITEX’s assets after payment or providing for the payment of liabilities and the liquidation preference of any then outstanding VITEX preferred stock.

Preemptive Rights. Holders of VITEX common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

VITEX Preferred Stock

VITEX Preferred Stock Outstanding. There are no shares of preferred stock issued or outstanding.

Blank Check Preferred Stock. Under the VITEX certificate of incorporation, the VITEX Board has the authority, without stockholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, limitations, and restrictions of any such class or series, including the dividend rights, dividend rates, voting rights, the rights and terms of redemption, redemption prices, the rights and terms of conversion, liquidation preferences, sinking fund terms, the number of shares constituting any such class or series, and the designation of such class or series. VITEX believes that the power to issue preferred stock will provide flexibility in connection with possible corporate transactions. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and restrict their rights to receive payment upon liquidation and could have the effect of delaying, deferring or preventing a change of control of VITEX. VITEX has no present plans to issue any shares of preferred stock.

Stock Purchase Warrants

VITEX has outstanding warrants to purchase an aggregate of 5,260,104 shares of common stock at an exercise price of $1.32 per share and warrants to purchase an aggregate of 1,669,986 shares of common stock at an exercise price of $1.75 per share. The exercise price of the warrants may be adjusted in the event of a stock dividend, stock split or reclassification of our common stock. These warrants have four-year terms commencing on respective dates of issuance, expiring between December 2007 and January 2008. The shares of common stock issuable to the warrant holders upon exercise of the warrants have been registered for resale. If the Great Point financing is approved by the stockholders of VITEX and closed, VITEX will issue to the investors in the financing warrants to purchase 0.45 times the number of shares of its common stock issued in the financing, exercisable for a five-year period from the date of issuance at a price of $0.24 per share. It is currently anticipated that VITEX will issue warrants to purchase 45,000,000 shares of its common stock to the investors in the Great Point financing.

Anti-Takeover Measures

In addition to the Board of Directors’ ability to issue shares of preferred stock, the VITEX certificate of incorporation and by-laws contain several other provisions that are commonly considered to discourage unsolicited takeover bids. The VITEX certificate of incorporation includes a provision classifying the Board of Directors into three classes with staggered three-year terms and a provision prohibiting stockholder action by written consent except as otherwise provided by law. Under the certificate of incorporation and by-laws, the Board of Directors may enlarge the size of the Board and fill any vacancies on the Board. The certificate of incorporation requires the prior approval of the holders of at least 66 2/3% of the outstanding capital stock of VITEX for VITEX to enter into certain transactions with entities that own 5% or more of VITEX’s common stock, such as:

•	the merger of VITEX with or into such entity;

•	the sale or disposition of all or substantially all of VITEX’s assets to such entity;

•	the issuance or transfer by VITEX of its securities having a market value in excess of $500,000 to such entity; or

•	engaging in any other business combination transaction with such entity.

The prohibitions described in the preceding sentence do not apply to transactions approved by a majority of the Board of Directors, provided the Directors voting in favor of such resolution include a majority of the persons who were Directors prior to the time such entity became a 5% stockholder of VITEX. Further, provisions of the certificate of incorporation provide that the stockholders may amend certain provisions of the certificate of incorporation only with the affirmative vote of 66 2/3% of VITEX’s capital stock. The by-laws provide that nominations for Directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies VITEX, a specified period in advance, of its intention to do so and furnishes certain information. The by-laws also provide that special meetings of VITEX’s stockholders may be called only by the President or the Board of Directors and require advance notice of business to be brought by a stockholder before the annual meeting.

VITEX is subject to the provisions of Section 203 of the Delaware General Corporation Law, a law regulating corporate takeovers (the “Anti-Takeover Law”). In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a “business combination” (which includes a merger or sale of more than ten percent of the corporation’s assets) with an “interested stockholder” (a stockholder who owns 15% or more of the corporation’s outstanding voting stock) for three years following the date on which such stockholder became an “interested stockholder” subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both Directors and officers or by certain employee stock plans). A Delaware corporation subject to the Anti-Takeover Law may “opt out” of the Anti-Takeover Law with an express provision either in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective following expiration of twelve months from adoption. VITEX has not “opted out” of the Anti-Takeover Law.

The foregoing provisions of the certificate of incorporation and by-laws and Delaware law could have the effect of discouraging others from attempting hostile takeovers of VITEX and, as a consequence, they may also inhibit temporary fluctuations in the market price of the common stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of VITEX. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent and registrar for VITEX’s common stock is The American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

PLAN OF DISTRIBUTION

We intend to distribute rights and copies of this prospectus to those persons who were stockholders on March 9, 2005 (the record date) promptly following the effective date of the registration statement of which this prospectus forms a part.

Shares of our common stock issued upon exercise of rights will be traded on the Nasdaq National Market.

We will pay the fees and expenses of the subscription agent, American Stock Transfer & Trust Company.

Certain of our employees, officers or directors may solicit responses from you to the rights offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

We have not engaged any financial advisor for solicitation of the exercise of rights or to provide advice to the Board of Directors regarding terms, structure or timing of the rights offering.

LEGAL MATTERS

The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of V.I. Technologies, Inc. as of December 31, 2004 and December 27, 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

KPMG LLP’s report dated February 25, 2005 contains an explanatory paragraph that states that the Company has incurred significant recurring losses from operations, and its current cash balances as of December 31, 2004 are not sufficient to support its operations over the next year. Accordingly, this raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP, independent auditors, have audited the Panacos Pharmaceutical, Inc. financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and the period from September 29, 1999 (inception) to December 31, 2004, as set forth in their report. We have included the Panacos Pharmaceutical, Inc. financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-2 that we are filing with the Securities and Exchange Commission (the “SEC”). Certain information in this registration statement has been omitted from this prospectus in accordance with the rules of the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance, we file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to Sections 14(a) and 14(c) of the Exchange Act. Our File Number is 0-24241.

You may read and copy, at prescribed rates, materials that we have filed with the SEC, including the registration statement, at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s web site, http://www.sec.gov or through our own website http:/www.vitechnologies.com. Our website is not part of this prospectus.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE AND JOINT PROXY STATEMENT – PROSPECTUS FOR MERGER

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. The documents we are incorporating by reference are as follows:

(1)	VITEX’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed on March 3, 2005 (File No. 000-24241);

(2)	VITEX’s Current Report on Form 8-K, filed on February 15, 2005 (File No. 000-24241);

(3)	VITEX’s Amendment No. 1 to its Current Report on Form 8-K, filed on February 16, 2005 (File No. 000-24241);

(4)	VITEX’s Current Report on Form 8-K, filed on February 22, 2005 (File No. 000-24241);

(5)	VITEX’s Current Report on Form 8-K, filed on February 28, 2005 (File No. 000-24241);

(6)	VITEX’s Current Report on Form 8-K, filed on March 7, 2005 (File No. 000-24241); and

(7)	The description of VITEX’s common stock contained in our Registration Statement on Form S-1, filed with the SEC on February 26, 1998, including any amendments or reports filed for the purpose of updating that description.

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 referenced above, as well as the Joint Proxy Statement—Prospectus for VITEX and Panacos dated February 15, 2005, accompany this prospectus. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents, which are incorporated herein by reference. Requests should be directed to John R. Barr, President and Chief Executive Officer, V.I. Technologies, Inc., 134 Coolidge Avenue, Watertown, Massachusetts 02472, telephone (617) 926-1551.

The public may read and copy any documents which are incorporated herein by reference that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The public may also obtain such documents through the SEC’s Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also obtain electronic copies of documents that we filed with the SEC through our own website http://www.vitechnologies.com. Our website is not part of this prospectus.

P anacos Pharmaceuticals, Inc.

(A Development Stage Company)

Audited Financial Statements

Years ended December 31, 2004, 2003, and 2002, and the period from

September 29, 1999 (inception) to December 31, 2004

Report of Independent Auditors

Board of Directors

Panacos Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Panacos Pharmaceuticals, Inc. (A development-stage company) as of December 31, 2004 and 2003, and the related statements of operations, redeemable preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004, and the period from September 29, 1999 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panacos Pharmaceuticals, Inc. (a development stage company) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and the period from September 29, 1999 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

McLean, Virginia

February 16, 2005

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Balance Sheets

	December 31
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$4,879,305	$476,500
Accounts receivable	279,707	143,519
Prepaids and other current assets	62,482	57,501

Total current assets	5,221,494	677,520
Property and equipment, net	309,566	345,194
Restricted cash	125,000	125,000
Deposits and other	674,956	69,217

Total assets	$6,331,016	$1,216,931

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:

Accounts payable and accrued expenses	$2,288,734	$645,415
Accrued employee benefits	325,299	342,813
Current portion of notes payable, net	122,014	163,646
Convertible debt, net	—	2,952,011
Capital lease obligation, current	7,326	14,603

Total current liabilities	2,743,373	4,118,488
Notes payable less current portion, net	30,000	152,014
Capital lease obligation, less current portion	5,144	12,473
Deferred rent	80,866	61,715

Total liabilities	2,859,383	4,344,690

Warrants to purchase Redeemable Convertible Series B Preferred Stock	21,792	21,792
Reedeemable Convertible Series C Preferred Stock, $0.0001 per value per share, 24,138,157 shares authorized issued and outstanding; per share aggregate liquidation preference of $0.81	19,198,754	—
Redeemable Convertible Series B Preferred Stock, $0.001 par value per share; 10,114,695 shares authorized; 7,392,473 issued and outstanding; per share aggregate liquidation preference of $1.45 and $1.34, respectively	10,697,717	9,890,692
Stockholders’ deficit:
Series A Preferred Stock, $0.001 par value per share; 1,500,000 shares authorized, issued and outstanding; per share aggregate liquidation preference of $0.34 at December 31, 2003	—	1,500
Common stock, $0.01 par value; 15,000,000 shares authorized; 2,151,236 and 649,203 shares issued and outstanding at December 31, 2004 and 2003, respectively	21,512	6,492

Additional paid-in capital	421,026	—
Deferred stock compensation	(1,790,031)	(930)
Deficit accumulated during the development stage	(25,099,137)	(13,047,305)

Total stockholders’ deficit	(26,446,630)	(13,040,243)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$6,331,016	$1,216,931

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Operations

	Year ended December 31			Period from September 29 1999 (inception) to December 31 2004
	2004	2003	2002
Grant revenue	$1,336,892	$1,077,879	$925,550	$4,128,083

Costs and expenses:
Research and development	11,155,703	4,458,692	4,416,273	23,300,961
General and administrative	2,150,244	950,220	1,005,629	5,178,334

Total costs and expenses	13,305,947	5,408,912	5,421,902	28,479,295

Loss from operations	(11,969,055)	(4,331,033)	(4,496,352)	(24,351,212)
Interest income	73,801	8,598	57,127	244,530
Interest expense	(143,078)	(185,593)	(21,653)	(354,086)

Net loss	$(12,038,332)	$(4,508,028)	$(4,460,878)	$(24,460,768)

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Redeemable Preferred Stock and Stockholders’ Deficit

September 29, 1999 (inception) to December 31, 2004

					Stockholders’ Deficit
	Series C Redeemable Preferred Stock		Series B-1 Redeemable Preferred Stock		Series A Preferred Stock		Common Stock		Additional Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 29, 1999 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—

Balance at December 31, 1999	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of founder shares during January 2000; $0.033 per share	—	—	—	—	—	—	334,804	3,348	7,812	—	—	11,160
Issuance of Series A preferred stock	—	—	—	—	1,500,000	1,500	—	—	(1,500)	—	—	—
Contribution by a Series A stockholder	—	—	—	—	—	—	—	—	1,051,263	—	—	1,051,263
Exercise of stock options March through November; $0.033 per share	—	—	—	—	—	—	52,540	525	1,226	—	—	1,751
Issuance of Series B-1 redeemable preferred stock; $1.116 per share, net of issuance costs of $30,000	—	—	2,688,172	2,970,000	—	—	—	—	—	—	—	—
Accretion of stock issuance costs	—	—	—	625	—	—	—	—	(625)	—	—	(625)
Accretion of dividends	—	—	—	29,905	—	—	—	—	(29,905)	—	—	(29,905)
Deferred stock compensation	—	—	—	—	—	—	—	—	2,107	(2,107)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	2,107	—	2,107
Net loss	—	—	—	—	—	—	—	—	—	—	(1,268,936)	(1,268,936)

Balance at December 31, 2000	—	—	2,688,172	3,000,530	1,500,000	1,500	387,344	3,873	1,030,378	—	(1,268,936)	(233,185)
Exercise of stock options in January and May; $0.033 per share	—	—	—	—	—	—	56,423	564	1,316	—	—	1,880
Issuance of Series B redeemable preferred stock; $1.116 per share	—	—	224,014	250,000	—	—	—	—	—	—	—	—
Accretion of redeemable preferred stock issuance costs	—	—	—	5,000	—	—	—	—	(5,000)	—	—	(5,000)
Accretion of dividends	—	—	—	261,570	—	—	—	—	(261,570)	—	—	(261,570)
Deferred stock compensation	—	—	—	—	—	—	—	—	1,500	(1,500)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(2,184,594)	(2,184,594)

Balance at December 31, 2001	—	—	2,912,186	3,517,100	1,500,000	1,500	443,767	4,437	766,624	(1,500)	(3,453,530)	(2,682,469)

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Redeemable Preferred Stock and Stockholders’ Deficit (continued)

September 29, 1999 (inception) to December 31, 2004

					Stockholders’ Deficit
	Series C Redeemable Preferred Stock		Series B-1 Redeemable Preferred Stock		Series A Preferred Stock		Common Stock		Additional Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series B redeemable preferred stock in January; $1.116 per share	—	—	4,480,287	4,968,987	—	—	—	—	—	—	—	—
Exercise of stock options in March and April; $0.033 per share	—	—	—	—	—	—	45,409	455	1,058	—	—	1,513
Accretion of redeemable preferred stock issuance costs	—	—	—	10,882	—	—	—	—	(10,882)	—	—	(10,882)
Accretion of dividends	—	—	—	649,128	—	—	—	—	(649,128)	—	—	(649,128)
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	375	—	375
Net loss	—	—	—	—	—	—	—	—	—	—	(4,460,878)	(4,460,878)

Balance at December 31, 2002	—	—	7,392,473	9,146,097	1,500,000	1,500	489,176	4,892	107,672	(1,125)	(7,914,408)	(7,801,469)
Issuance of Common stock	—	—	—	—	—	—	80,000	800	8,160	—	—	8,960
Exercise of stock options February through July; $0.033 per share	—	—	—	—	—	—	56,527	565	1,317	—	—	1,882
Exercise of stock options February through December; $0.112 per share	—	—	—	—	—	—	23,500	235	2,397	—	—	2,632
Accretion of stock issuance costs	—	—	—	11,416	—	—	—	—	(11,416)	—	—	(11,416)
Accretion of dividends	—	—	—	733,179	—	—	—	—	(108,310)	—	(624,869)	(733,179)
Deferred stock compensation	—	—	—	—	—	—	—	—	180	(180)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	375	—	375
Net loss	—	—	—	—	—	—	—	—	—	—	(4,508,028)	(4,508,028)

Balance at December 31, 2003	—	—	7,392,473	9,890,692	1,500,000	1,500	649,203	6,492	—	(930)	(13,047,305)	(13,040,243)
Issuance of redeemable preferred during March and April 2004: $0.759 per share	24,138,157	18,033,337	—	—	—	—	—	—	—	—	—	—
Exchange of common stock for Series A preferred stock in March 2004	—	—	—	—	(1,500,000)	(1,500)	1,500,000	15,000	—	—	(13,500)	—
Exercise of stock options in April; $0.112 per share	—	—	—	—	—	—	1,250	12	128	—	—	140
Exercise of stock options in August; $0.0333 per share	—	—	—	—	—	—	783	8	18	—	—	26
Accretion of redeemable preferred stock issuance costs	—	36,025	—	11,416	—	—	—	—	(47,441)	—	—	(47,441)
Accretion of dividends	—	1,129,392	—	795,609	—	—	—	—	(1,925,001)	—	—	(1,925,001)
Deferred stock compensation	—	—	—	—	—	—	—	—	2,388,574	(2,388,574)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	4,748	599,473	—	604,221
Net loss	—	—	—	—	—	—	—	—	—	—	(12,038,332)	(12,038,332)

Balance at December 31, 2004	24,138,157	$19,198,754	7,392,473	$10,697,717	—	$—	2,151,236	$21,512	$421,026	$(1,790,031)	$(25,099,137)	$(26,446,630)

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Statements of Cash Flows

	Year ended December 31			Period from September 29 1999 (inception) to December 31 2004
	2004	2003	2002
Operating activities
Net loss	$(12,038,332)	$(4,508,028)	$(4,460,878)	$(24,460,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash operating expenses	—	—	—	1,051,263
Depreciation	111,992	78,426	68,973	284,317
Amortization of deferred financing costs	115,407	58,702	3,367	177,477
Amortization of deferred stock compensation	604,221	375	375	607,078
Changes in operating assets and liabilities:
Accounts receivable	(136,188)	(53,191)	(23,861)	(279,707)
Prepaids and other current assets	(4,981)	1,783	(33,631)	(62,482)
Other assets	(605,739)	(32,946)	(33,937)	(674,956)
Accounts payable	1,728,787	310,515	(180,421)	2,374,202
Accrued employee benefits	(17,514)	166,658	123,822	325,299
Deferred rent	19,151	26,258	35,457	80,866

Net cash used in operating activities	(10,223,196)	(3,951,448)	(4,500,734)	(20,577,411)

Investing activities
Purchase of property and equipment	(76,364)	(8,116)	(167,043)	(484,810)
Restriction of cash	—	—	2,071	(125,000)

Net cash used in investing activities	(76,364)	(8,116)	(164,972)	(609,810)

Financing activities
Proceeds from the issuance of preferred stock, net	14,886,629	—	4,968,987	23,075,616
Proceeds from issuance of common stock	166	13,474	1,513	29,944
Proceeds from the issuance of convertible debt, net	—	2,904,032	—	2,904,032
Proceeds from borrowings on notes payable	500,000	—	530,000	1,030,000
Payments of principal on notes payable	(669,825)	(155,420)	(51,218)	(876,463)
Payments on capital lease obligations	(14,605)	(33,306)	(30,670)	(96,603)

Net cash provided by financing activities	14,702,365	2,728,780	5,418,612	26,066,526
Net increase (decrease) in cash and cash equivalents	4,402,805	(1,230,784)	752,906	4,879,305
Cash and cash equivalents at beginning of period	476,500	1,707,284	954,378	—

Cash and cash equivalents at end of period	$4,879,305	$476,500	$1,707,284	$4,879,305

Supplemental information
Cash paid for interest	$26,361	$38,914	$16,352	$82,461

Equipment acquired under capital leases	$—	$1,858	$28,894	$110,752

See accompanying notes.

Panacos Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2004

1. Organization

Panacos Pharmaceuticals, Inc. (the Company) was incorporated in September 1999 as a wholly owned subsidiary of Boston Biomedica, Inc. In November 2000, the Company became independent and obtained additional equity financing from third-party investors. The Company is an emerging biopharmaceutical company using cutting-edge technologies to discover antiviral drugs and vaccines with novel mechanisms of action. One of the Company’s major targets is in the Human Immunodeficiency Virus (HIV). In addition to having a drug candidate at the clinical testing stage, the Company is engaged in a drug discovery program focused on the identification of inhibitors of the fusion of viruses to a human cell. These programs are high-risk, are likely to require many years and substantial expenditures to complete, and may ultimately prove unsuccessful. Therefore, the Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approval, protect its intellectual property, and build production, sales and marketing capabilities as necessary. Possible sources of funds are strategic alliances, additional equity offerings grants and contracts, and research and development funding from third parties.

Merger with V.I. Technologies, Inc.

On June 2, 2004, the Company entered into a definitive merger agreement with V.I. Technologies, Inc. (VITEX). Amendments to the agreement were signed on November 5, 2004, November 28, 2004, and December 8, 2004. VITEX is a public company based in Watertown, MA. Under the terms of the transaction, VITEX will issue 6.75275 common shares in exchange for each outstanding common and preferred share, of the Company, upon the close of the transaction or 227,445,066 common shares in total. The transaction is expected to close in by March 31, 2005, subject to SEC review and shareholder approval of both companies. As a condition to closing the merger, VITEX shall have entered into a definitive agreement of at least $20 million in financing on terms that are acceptable to the Company and VITEX.

2. Management’s Plans as to Continuing as a Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred, and continues to incur, significant losses from operations. In addition, the Company needs to raise additional capital to continue its business operations and fund deficits in operating cash flow. The Company plans to raise additional capital to finance the development of its business operations.

The Company’s ability to continue as a going concern is dependent on its success at raising additional capital sufficient to meet its obligations on a timely basis, and to ultimately attain profitability. Management is actively engaged in raising capital through a planned common stock financing, and is confident of its ability to raise the necessary funds for the Company’s growth and development activities. There is no assurance that the Company will raise capital sufficient to enable the Company to continue its operations for the next 12 months.

In the event the Company is unable to successfully raise additional capital, it is unlikely that the Company will have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in the event new financing is not obtained, the Company will likely reduce general and administrative expenses and delay research development projects as well as further acquisition of scientific equipment and supplies until it is able to obtain sufficient financing to do so.

These factors could significantly limit the Company’s ability to continue as a going concern. The balance sheets do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development-Stage Enterprises. The Company is considered a development-stage entity because it is devoting substantially all of its efforts to raising capital and establishing its business and planned principal operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Substantially all cash equivalents are held in a short-term money market account with a bank.

At December 31, 2004 and 2003, restricted cash of $125,000 provides security for a letter of credit required for specified obligations under a building lease agreement executed in 2001.

Trade Receivables

Trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported in the balance sheets at outstanding principal less any charge offs and the allowance for doubtful accounts. The Company charges off uncollectible receivables when the likelihood of collection is remote. Generally, the Company considers receivables past due 30 days subsequent to the billing date; however, the Company may extend credit terms up to 180 days. Receivables consist principally of amounts due from the federal government and academic institutions. The Company performs ongoing credit evaluations of its customers and generally extends credit without requiring collateral. The Company has not maintained an allowance for doubtful accounts as the Company has not experienced any losses to date.

Property and Equipment

Property, including leasehold improvements and equipment, are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred.

Research and Development

The Company expenses its research and development costs as incurred.

Grant Revenue

The Company recognizes revenue when all terms and conditions of the agreements have been met, including persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured.

The Company is reimbursed certain costs incurred on specified research projects under the terms and conditions of grants and awards. The Company records the amount of reimbursement as grant revenue. Provisions for estimated losses on research grant projects and any other contracts are made in the period such losses are determined.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; research and development credits and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires the presentation of comprehensive income or loss and its components as part of the financial statements. For all periods presented, the Company’s net loss reflects comprehensive loss and, accordingly, no additional disclosure is required.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations (APB 25). Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to nonemployees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed. Disclosures regarding alternative fair values of measurement and recognition methods prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) are presented in Note 8.

In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148), the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation is as follows:

	Year ended December 31
	2004	2003	2002
Net loss as reported	$(12,038,332)	$(4,508,028)	$(4,460,878)
Add: stock-based compensation expense included in reported net loss	604,221	375	375
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards	(95,703)	(14,016)	(13,011)

Pro forma net loss	$(11,529,814)	$(4,521,669)	$(4,473,514)

The information included above is not necessarily indicative of future effects of applying the fair value-based method due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

Financial Instruments and Concentration of Credit Risk

The Company considers the recorded costs of its financial assets and liabilities that consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued employee benefits to approximate their fair value because of relatively short maturities at December 31, 2004 and 2003. The fair value of notes payable and capital lease obligations approximated their carrying amounts as of December 31, 2004 and 2003 based on rates currently available to the Company for debt and leases with similar terms.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments at fair value, including employee stock options, effective for interim or annual periods beginning after June 15, 2005. SFAS 123R provides two adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully bested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied. The Company currently expects to adopt SFAS 123R in 2006 and is evaluating its options for adoption under this new pronouncement. Proforma historical expense is disclosed above.

4. Property and Equipment

Property and equipment consist of the following:

	December 31
	2004	2003
Leasehold improvements	$87,577	$87,577
Scientific equipment	324,629	265,796
Computer equipment	110,058	107,617
Furniture and fixtures	59,480	56,529

	581,744	517,519
Less accumulated depreciation	(272,178)	(172,325)

	$309,566	$345,194

Depreciation expense related to property and equipment was $111,992, $78,426 and $68,973 for the years ended December 31, 2004, 2003 and 2002 respectively, and $284,318 on a cumulative basis since inception.

5. Notes Payable

In September 2002, the Company entered into a loan and security agreement with a financing company providing for borrowings up to $500,000. The agreement allowed the Company to draw down funds through October 31,

2002 secured by promissory notes. The Company drew down the full amount of the loan in September and October 2002. The notes have a term of 36 months. Substantially all of the Company’s assets, excluding intellectual property, provide collateral for the notes.

In connection with this agreement, the Company issued warrants to the lender to purchase 34,050 shares of Series B Preferred Stock. The warrants are immediately exercisable, have a per share exercise price of $1.116 and expire the latter of ten years from the date of issuance or five years after the closing of the Company’s initial public offering.

The fair value of the warrants was determined using the Black-Scholes pricing model. For the years ended December 31, 2004, 2003 and 2002 interest expense included $6,179, $10,723 and $3,367 respectively, related to the accretion of this discount.

In February 2002, the Company entered into a promissory note with Montgomery County, Maryland. Some or all of the note may be forgiven if the Company meets certain hiring goals and remains in Montgomery County, Maryland, for at least five years.

Notes payable consist of the following:

	December 31
	2004	2003
Promissory note, net of discount related to warrants of $1,522 and $7,701, respectively, due September 30, 2005; monthly payments including principal and interest of $9,469; 9% interest per annum	$71,734	$167,549
Promissory note; due September 30, 2005; monthly payments of principal and interest of $4,615; 8.75% interest per annum	35,740	85,601
Promissory note; due October 31, 2005; monthly payments of principal and interest of $1,675; 8.72% interest per annum	14,540	32,510
Promissory note to Montgomery County, Maryland; payment of interest and principal deferred until March 1, 2007; 5% interest per annum	30,000	30,000

Total notes payable	152,014	315,660
Less current portion of notes payable	(122,014)	(163,646)

Long-term portion of notes payable	$30,000	$152,014

Future minimum principal payments, exclusive of discount amortization of $1,522 on all notes payable are as follows:

Year ending December 31:
2005	$122,014
2006	—
2007	30,000

$152,014

In February 2004, the Company signed unsecured promissory notes for $500,000 in the aggregate to investors in the Company. The notes bear an interest rate of 8% and were payable upon demand of the noteholders. These notes, together with unpaid interest accrued thereon, were repaid in March 2004.

6. Convertible Secured Notes Payable

In July 2003, the Company issued Convertible Secured Promissory Notes to certain stockholders for $3,000,000 (the Notes). The Notes were issued in three $1,000,000 tranches based upon achievement of specified milestones in the Note Purchase Agreement. The Notes bear an interest rate of 10% compounded monthly. The Notes specified that all unpaid principal and accrued but unpaid interest shall be due and payable upon demand of the holders of the Notes, but not before April 17, 2004. In the event the Company undertakes a qualified financing, as defined, the Notes may be converted to the securities issued in the qualified financing. If more than half of all noteholders so desire to convert their debt into the securities offered in the qualified financing, then all Notes will be converted.

7. Redeemable Preferred Stock

In March and April 2004, the Company issued 19,992,297 shares of Series C Redeemable Preferred Stock at $0.759 per share for gross cash proceeds of $15,174,153. The Company also issued 4,145,860 shares of Series C Redeemable Preferred Stock valued at $0.759 per share in satisfaction of principal of $3,000,000 and related accrued interest of $146,708 on the Notes described above. The differences between the carrying amounts of the Series C Preferred Stock and the redemption amounts relate to the costs of issuance. The carrying value of the Series C Preferred Stock will be accreted to the redemption date value through of March 12, 2010. The Series C Preferred Stock is redeemable and convertible.

Dividends are cumulative and accrue on each outstanding share of Series C Preferred Stock at 8% rate per annum. The Series C Preferred Stock has a liquidation preference senior to the holders of the Series B Preferred Stock, and common stock. Accrued and unpaid dividends on the Series C Preferred Stock for the year ended December 31, 2004, and on a cumulative basis since inception totaled $1,129,392.

The Company is obligated to redeem shares of the Series C Preferred Stock beginning on March 12, 2010, based upon a request of at least 66 2/3% of the then-outstanding shares. The redemption would take place in two equal installments over a one-year period. The redemption price, subject to equitable adjustments, shall be equal to $0.759 per share plus all accrued but unpaid dividends.

The holders of shares of Series C Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion rate, as defined. The initial conversion rate is $0.759, which is adjusted for certain equity transactions, as defined.

The Series C Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock such shares could be converted into, as defined, as of the record or effective date. The affirmative vote or written consent of a majority of the then-outstanding shares of Series C is required to affect certain defined events.

In November 2000, the Company issued 2,688,172 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $2,970,000. In January 2001, the Company issued 224,014 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $250,000. In January 2002, the Company issued 4,480,287 shares of Series B Preferred Stock for $1.116 per share, for net proceeds of $4,968,987. The differences between the carrying amounts of the Series B Preferred Stock and the redemption amounts relate to the costs of issuance, which is accreted from the issuance date to the redemption date of November 16, 2006. The Series B Preferred Stock is redeemable and convertible.

Dividends are cumulative and accrue on each outstanding share of Series B Preferred Stock at 8% per annum. Accrued and unpaid dividends for the years ended December 31, 2004 and 2003, totaled $795,609 and $733,179, respectively, and $2,469,391 on a cumulative basis since inception. The Series B Preferred Stock has a liquidation preference senior to the holders of the common stock.

The Company is obligated to redeem shares of Series B Preferred Stock beginning on March 12, 2010, based upon a request of at least 66 2/3% of the then-outstanding shares of Series C and Series B. Preferred stock voting as a single class. The redemption would take place in two equal installments over a one-year period. The redemption price, subject to equitable adjustments, shall be equal to $1.116 per share plus all accrued but unpaid dividends.

The holders of shares of Series B Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion rate, as defined. The initial conversion rate is $1.116, which is adjusted for certain equity transactions, as defined. The Series B Preferred Stock will automatically convert into common stock at the then-applicable conversion rate upon a public offering of the Company’s common stock resulting in aggregate proceeds of at least $25.0 million and a price per share of at least $10.00. As of December 31, 2004, the Company had reserved 7,426,523 shares for the conversion of the Series B Preferred Stock.

The shares of the Series B Preferred Stock shall be voted equally with shares of common stock. The Series B Preferred stockholders are entitled to the number of votes that equals the number of shares of common stock into which such shares could be converted, as defined, as of the record or effective date. The affirmative vote or written consent of a majority of the then-outstanding shares of Series B is required to effect certain defined events.

8. Stockholders’ Deficit

Series A Preferred Stock

In January 2000, the Company issued 1,500,000 shares of Series A Preferred Stock in exchange for technology developed by Boston Biomedica, Inc., valued at $50,000. The technology was transferred at Boston Biomedica Inc.’s historical cost.

In conjunction with the Series C Preferred Stock Offering discussed above, the Company amended and restated its certificate of incorporation. This amendment included a mandatory conversion provision of the Series A Preferred Stock should the Series A Preferred Stockholder choose not to purchase its pro-rata share of a qualified financing. The Series C Stock Offering met the threshold of a qualified financing. The Series A Preferred Stockholder elected not to participate in this financing; therefore this stock was converted, on a one for one basis, to common stock.

Common Stock

Holders of common stock are entitled to one vote per share in all matters voted upon by the stockholders and have no right to cumulate votes in the election of directors.

Holders of common stock are entitled to receive ratably such dividends, when and if declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding up the Company, the holders of common stock are entitled to receive ratably the net assets of the Company after payment of all debts and other liabilities and subject to the prior rights of any Preferred Stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights, and there are no sinking fund provisions applicable to the common stock.

In February 2003, the Company issued 80,000 shares of its common stock as an initial license payment in accordance with a license agreement executed with University of North Carolina at Chapel Hill.

Stock Options

In January 2000, the Company adopted the Panacos Pharmaceuticals, Inc. 2000 Equity Incentive Plan (the Plan) to provide for the granting of stock awards, such as stock options, restricted common stock, and stock appreciation rights to employees, directors, and other individuals as determined by the Board of Directors. The Company reserved 11,149,907 shares of common stock under the Plan. At December 31, 2004, there remain 5,830,156 options available for new grants under the Plan.

Stock options granted under the Plan may be either incentive stock options (ISOs) as defined by the Internal Revenue Code, or nonqualified stock options. The Board of Directors determines who will receive options, the vesting periods, which are generally two to four years, and the exercise prices. Options may have a maximum term of no more than ten years. The exercise price of ISOs granted under the Plan must be at least equal to the fair market value of the common stock on the date of grant.

Exercise prices for options outstanding at December 31, 2004 ranged from $0.03 to $0.38 per share. The weighted-average contractual life of the options granted was 8.96 years. The weighted-average grant date fair value of the options granted in 2004, 2003 and 2002 was $0.90, $0.06 and $0.06 respectively. Additional information with respect to stock option activity is summarized as follows:

	Shares	Weighted- Average Exercise Price
Outstanding at September 29, 1999 (inception)	—	$—
Options granted	599,904	.06
Options exercised	(108,963)	.03
Options canceled or expired	(27,536)	.04

Outstanding at December 31, 2001	463,405	.07

Exercisable at December 31, 2001	157,204	.03

Options granted	608,500	.11
Options exercised	(45,409)	.03
Options canceled or expired	(2,000)	.11

Outstanding at December 31, 2002	1,024,496	.09

Exercisable at December 31, 2002	222,255	.05

Options granted	18,000	.11
Options exercised	(80,027)	.06
Options canceled or expired	(3,750)	.11

Outstanding at December 31, 2003	958,719	.10

Exercisable at December 31, 2003	411,844	.08

Options granted	4,126,630	.17
Options exercised	(2,033)	.08
Options canceled or expired	—	—

Outstanding at December 31, 2004	5,083,316	.16

Exercisable at December 31, 2004	1,079,822	.13

The fair value of awards was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2004	2003	2002
Dividend yield	0%	0%	0%
Expected volatility	55.5%	56.1%	60%
Weighted-average risk-free interest rate	3.63%	3.25%	4.36%
Expected term	5 years	5 years	5 years

In April, May, and December 2004 the Company granted options to employees and members of its board of directors exercisable into 4,082,130 shares of common stock. As the estimated fair value of the Company’s common stock was in excess of the stock option exercise price, the Company recorded deferred stock compensation within stockholders deficit of $2,388,574. This deferral will be amortized ratably to stock compensation expense over the estimated service period of the employees, which approximates four years. The Company recorded expense of $599,473 for the 12 months ending December 31, 2004, related to these grants.

In April 2004, the Company also granted options exercisable into 44,500 shares of common stock, to members of its scientific advisory board. These options vest over 4 years. Stock compensation expense related to these grants will fluctuate with any changes in the underlying value of the common stock. The Company recorded expense of $4,748 for the 12 months ending December 31, 2004, related to these grants.

During 2001, the Company granted options to nonemployees including members of its Scientific Advisory Board to purchase 25,000 shares of common stock at per share exercise prices of $0.11. There were no options granted to nonemployees during 2002. During 2003 the Company granted options nonemployees to purchase 3,000 shares of common stock at per share exercise price of $0.11. A portion of the options vest immediately, a portion vest over 12 months, and the remainder vest ratably over 48 months. Stock compensation expense related to these grants will fluctuate with any changes in the underlying value of the common stock.

9. Income Taxes

The benefit for income taxes consists of:

	Year ended December 31
	2004	2003	2002
Current	$—	$—	$—
Deferred	5,230,702	1,948,580	1,908,872
Valuation allowance	(5,230,702)	(1,948,580)	(1,908,872)

	$—	$—	$—

For the years ending December 31, 2004, 2003, and 2002, there is no current benefit for income taxes. The deferred tax benefit has been entirely offset by a valuation allowance as it is more likely than not that the Company will not realize the benefits due to its anticipated future losses.

The difference between the amounts of income tax benefit that would result from applying domestic federal statutory tax rates to the net loss relates to certain nondeductible expenses, state income taxes, and the change in the valuation allowance.

The Company’s deferred tax assets and liabilities were as follows:

	December 31
	2004	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$3,688,386	$2,038,825	$3,165,763
Capitalized research and development expenses	7,525,757	3,608,220	—
Research and development credits	789,081	370,241	244,851
Accrued employee benefits	21,396	19,209	13,586
Deferred tax liabilities:
Depreciation	(33,045)	(28,198)	(24,247)
Amortization of capitalized research and development expense	(1,412,340)	(659,764)	—

Net deferred tax asset	10,579,235	5,348,533	3,399,953

Valuation allowance	(10,579,235)	(5,348,533)	(3,399,953)

Net deferred tax assets	$—	$—	$—

The net operating loss carryforwards of approximately $9.2 million will begin to expire in the year 2019 if unused. The use of the Company’s net operating loss carryforwards may be restricted due to changes in Company ownership.

10. Research Agreements, Commitments and Contingencies

The Company has entered into various research support agreements, which will be paid out over the next year. Under these agreements, the Company is obligated to pay approximately $5.6 million.

The Company leases laboratory and office facilities and scientific equipment under operating and capital lease agreements. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $319,774, $327,339 and $273,014, respectively, and $1,097,145 on a cumulative basis since inception. Future minimum payments under capital and noncancelable operating lease obligations at December 31, 2004, are as follows:

	Capital	Operating
2005	$8,313	$307,984
2006	5,458	317,170
2007	435	326,633
2008	—	336,378
2009	—	344,652
Thereafter	—	720,632

Total minimum lease payments	14,206	$2,353,449

Less: amount representing interest and discount	1,736

Present value of minimum lease payments	12,470
Less: current portion of capital lease obligation	7,326

Long-term portion	$5,144

Assets recorded under capital lease obligations approximated $119,800 as of December 31, 2004 and 2003. Depreciation of approximately $15,800 and $15,800 related to assets recorded under capital lease obligations is included in depreciation expense for the years ended December 31, 2004 and 2003, respectively, and $56,460 on a cumulative basis since inception.

The Company entered into an agreement with a Series B preferred stockholder that requires the Company to repurchase any and all of the stockholder’s 224,014 shares, should the Company relocate its principal place of business outside the state of Maryland prior to December 31, 2005, or if the Company or its executives are convicted of a felony. The repurchase price shall be equal to the greater of the fair market value of the shares as defined or 110% of the original purchase price ($1.116), plus all unpaid dividends.

11. Employee Benefit Plan

In 2001, the Company adopted a defined contribution 401(k) plan covering all full-time employees. Participants may elect to contribute up to 20% of their annual pretax earnings up to the federally allowed maximum limits. The Company does not currently offer a matching contribution.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION AS OF DECEMBER 31, 2004

The following unaudited pro forma condensed combined consolidated financial statements combine the historical consolidated balance sheets and statements of operations of VITEX and Panacos giving effect to both the merger using the purchase method of accounting and the new financing which will close in conjunction with the merger.

For accounting purposes, Panacos is considered to be acquiring VITEX in this transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of VITEX, while the historical results of Panacos are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to VITEX’s net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. A valuation was conducted to determine the fair values of these assets. This preliminary valuation and purchase price allocation is the basis of the estimates of fair value reflected in these unaudited pro forma condensed combined financial statements. The new financing is a necessary condition of the merger and will close simultaneously with the merger. Accordingly, the accounting effects of the financing are reflected in the unaudited pro forma condensed combined consolidated financial statements.

We are providing the following information to aid you in your analysis of the financial aspects of the merger and the new financing. We derived this information from the audited consolidated financial statements of VITEX for the fiscal year ended December 31, 2004 and from the audited financial statements of Panacos for the fiscal year ended December 31, 2004.

The unaudited pro forma condensed combined consolidated financial information is only a summary and you should read it in conjunction with VITEX’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated by reference in and accompanying this Prospectus and Panacos separate historical financial statements and notes thereto for the year ended December 31, 2004 included in this prospectus.

The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2004 gives effect to VITEX’s merger with Panacos and the new financing as if the transaction had occurred on that date. The pro forma condensed combined consolidated balance sheet is based on the historical balance sheet of VITEX as of December 31, 2004 and the historical balance sheet of Panacos as of December 31, 2004. The unaudited pro forma condensed combined consolidated statements of operations for the fiscal year ended December 31, 2004 give effect to VITEX’s merger with Panacos as if it had occurred on January 1, 2004 (the first day of year 2004 for Panacos). The pro forma condensed combined consolidated statement of operations for the fiscal year ended December 31, 2004 is based on historical results of operations of VITEX and Panacos for the year ended December 31, 2004.

The unaudited pro forma condensed combined consolidated financial information is for illustrative purposes only and excludes the pro forma effects of the proposed reverse stock split which is a condition to the financing. The companies may have performed differently had they always been combined. You should not rely on the pro forma condensed combined consolidated financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of December 31, 2004 (In thousands)

	Historical Panacos	Historical VITEX	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$4,879	$2,962	$20,000	(5a)	$27,841
Restricted cash	—	250	—		250
Other receivables, net	280	151	—		431
Prepaid expenses and other current assets	62	799	—		861

Total current assets	5,221	4,162	20,000		29,383
Property and equipment, net	310	2,958	10,777	(5b)	14,045
Restricted cash	125	420	—		545
Intangible asset, net	—	—	6,500	(5c)	6,500
Goodwill	—	398	(398	)(5d)	—
Other assets, net	675	—	(615	)(5e)	60

Total assets	$6,331	$7,938	$36,264		$50,533

LIABILITIES, REDEEMABLE PREFERRED STOCK AND WARRANTS, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$2,614	$3,094	$1,550	(5f)	$8,193
			935	(5e)
Financed insurance costs	—	115	—		115
Current portion of capital lease obligation	7	—	—		7
Current portion of notes payable, net	122	—	—		122
Current portion of advances	—	1,172	—		1,172
Current portion of lease incentive liability	—	32	(32	)(5o)	—

Total current liabilities	2,743	4,413	2,453		9,609
Advances	—	207	—		207
Capital lease obligation, less current portion	5	—	—		5
Notes payable, less current portion, net	30	—	—		30
Long-term portion of lease incentive liability	—	313	(313	)(5o)	—
Deferred rent expense	81	645	(645	)(5o)	81

Total liabilities	2,859	5,578	1,495		9,932

Redeemable preferred stock and warrants:
Warrants to purchase redeemable convertible series B preferred stock	22	—	(22	)(5g)	—
Redeemable convertible Series B preferred stock	10,698	—	(10,698	)(5g)	—
Redeemable convertible Series C preferred stock	19,199	—	(19,199	)(5g)	—

Total redeemable preferred stock and warrants	29,919	—	(29,919)		—
Stockholders’ equity (deficit):
Common stock	21	588	3,210	(5h)	3,819
Additional paid in capital	421	174,900	(97,458	)(5i)	77,863
Deferred stock compensation	(1,790)	(37)	7	(5j)	(1,820)
Treasury stock	—	(3,743)	3,743	(5g)	—
Accumulated deficit	(25,099)	(169,348)	169,348	(5g)	(39,261)
			(14,162	)(5k)

Total stockholders’ equity (deficit)	(26,447)	2,360	64,688		40,601

Total liabilities, redeemable preferred stock and warrants, and stockholders’ equity (deficit)	$6,331	$7,938	$36,264		$50,533

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

Year Ended December 31, 2004

(In thousands, except for per share data)

	Historical Panacos	Historical VITEX	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Research funding	$1,337	$1,682	$—		$3,019

Costs and expenses:
Research and development costs	11,156	13,289	3,707	(5l,m,n)	28,152
General and administrative expenses	2,150	6,456	236	(5n)	8,842

Total costs and expenses	13,306	19,745	3,943		36,994

Loss from operations	(11,969)	(18,063)	(3,943)		(33,975)
Interest expense, net	(69)	(99)	—		(168)
Net loss	$(12,038)	$(18,162)	$(3,943)		$(34,143)

Basic and diluted net loss per share		$(0.35)			$(0.09)

Weighted average shares used in calculation of basic and diluted net loss per share		52,489	327,445	(6)	379,934

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

(1) Description of Transactions and Basis of Pro Forma Presentation

On June 2, 2004, Panacos and VITEX entered into a merger agreement, subsequently amended on November 5, November 28, December 8, and February 15, 2005, for a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States of America. Under terms of the transaction, VITEX will issue 227.5 million shares of its common stock for all of Panacos’ outstanding shares of preferred stock and common stock. For accounting purposes, the transaction is considered a “reverse merger” under which Panacos is considered to be acquiring VITEX. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of VITEX, while the historical results of Panacos are reflected in the results of the combined company. The 54.5 million shares of VITEX common stock outstanding, and the outstanding VITEX options and warrants, are considered as the basis for determining the consideration in the reverse merger transaction. Based on the outstanding shares of Panacos capital stock on November 29, 2004, each share of Panacos preferred stock and common stock will be exchanged for approximately 6.75275 shares of VITEX common stock. The final exact exchange ratio cannot be determined at this time because the number of outstanding shares of Panacos may change prior to the merger. The ratio at the close of the merger will be based on the 227.5 million shares of VITEX common stock as a percentage of the then outstanding Panacos preferred and common stock.

In addition, each Panacos stock option and warrant that is outstanding on the closing date will be converted to VITEX options and warrants by multiplying the Panacos options and warrants by the same ratio described above. The new exercise price will also be determined by multiplying the old exercise price by the same ratio. Each of these options and warrants will be subject to the same terms and conditions that were in effect for the related Panacos options. Further, as a result of the merger, options to purchase an aggregate of 1.36 million shares of Panacos common stock that are held by officers and directors of Panacos will immediately vest.

On December 9, 2004, VITEX entered into an agreement with investors for a $20.0 million financing which will close simultaneously with the merger of VITEX into Panacos. This financing is a necessary condition of the merger. Under the financing agreement, Vitex will issue 100.0 million shares of its common stock (subject to adjustment based on the trading price of VITEX common stock during the ten-day period prior to closing), $0.01 par value per share and 45.0 million common stock warrants with a five-year term and an exercise price of $0.24 per share. The merger agreement and the financing agreement contain terms which make the closing of each transaction conditional on closing the other.

(2) Preliminary Merger Purchase Price

The unaudited pro forma condensed combined consolidated financial statements reflect the proposed merger of Panacos with VITEX as a reverse merger wherein Panacos is deemed to be the acquiring entity from an accounting perspective. Under the purchase method of accounting, VITEX’s 54.5 million outstanding shares of common stock and its stock options and warrants were valued using the average closing price on Nasdaq of $0.58 per share for the two days prior to through the two days subsequent to the merger financing announcement date of December 10, 2004. The fair value of the VITEX outstanding stock options and warrants were determined using the Black-Scholes option pricing model with the following assumptions: stock price of $0.58, which is the value ascribed to the VITEX shares in determining the purchase price; volatility of 55% - 74%; risk-free interest rate of 2.19%-3.54%; and an expected life of 0.2 years-4.0 years.

The estimated purchase price is summarized as follows (in thousands):

Fair value of VITEX outstanding common stock assumed issued in exchange for all outstanding shares of Panacos	$31,583
Fair value of VITEX outstanding stock options assumed issued in exchange for all outstanding stock options of Panacos	332
Fair value of VITEX outstanding warrants assumed issued in exchange for all outstanding warrants of Panacos	954
Estimated merger costs	1,550

34,419
Less: Amount related to unvested stock options and restricted stock allocated to deferred compensation, based on implicit value of unvested VITEX stock options assumed issued in the exchange for Panacos unvested outstanding stock options and restricted stock.	(29)

Total estimated purchase price	$34,390

(3) Preliminary Merger Purchase Price Allocation

Based upon the estimated purchase price, the preliminary purchase price allocation, which is subject to change based on VITEX’s final analysis, is as follows (in thousands):

Estimated fair value of in-process research and development costs	$14,162
Estimated fair value of intangible asset - workforce	6,500
Tangible assets acquired, including $2,962 in cash and cash equivalents	18,316
Liabilities assumed	(4,588)

Net assets acquired	$34,390

For accounting purposes, the transaction is being treated as an acquisition of assets and not a business combination because VITEX did not meet the definition of a business under EITF 98-3, Determination Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The preliminary purchase price allocation was a two-step process in which management first determined the estimated fair value of the assets acquired and the liabilities assumed in the proposed merger. The preliminary purchase price exceeded the estimated fair value of the net tangible and intangible assets acquired by approximately $27.0 million. In a business combination, this would result in the recognition of goodwill. However, because VITEX is not considered a “business” as defined by the applicable accounting rules, the remaining excess purchase price was allocated on a pro rata basis to the individual assets acquired, excluding financial and other current assets.

The initial estimated fair value and the recorded fair value of the net assets acquired is as follows:

	Initial Fair Value	Recorded Fair Value
Net liabilities assumed, excluding long-lived assets	$(6)	$(6)
Intangible asset - workforce	1,400	6,500
Property and equipment	2,958	13,734
In-process research and development costs	3,050	14,162
Excess purchase price	26,988	—

Net assets acquired	$34,390	$34,390

The final determination of the purchase price allocation will be based on the fair values of the assets, including the fair value of in-process research and development and other intangibles, and the fair value of liabilities assumed at the date of the closing of the merger. The purchase price will remain preliminary until the Company is able to finalize its valuation of significant intangible assets acquired, including in-process research and development, and adjust the fair value of the other assets and liabilities acquired. The final determination of the purchase price allocation will be completed as soon as practicable after the date of the closing of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combined consolidated balance sheet and related notes. The Company’s long-lived assets will be subject to a recoverability test under the applicable accounting rules.

The amount allocated to in-process research and development represents an estimate of the fair value of a purchased in-process technology research project that, as of the closing date of the proposed merger, will not have reached technological feasibility and have no alternative future use. Accordingly, the in-process research and development primarily represents the estimated fair value of INACTINE™, a VITEX system for pathogen inactivation of red blood cells. The initial value of the purchased in-process research and development from the proposed merger was determined by estimating the projected net cash flows related to such products based upon management’s estimates of future revenues and operating profits to be earned upon commercialization of the products. These cash flows were discounted back to their net present value and were then adjusted by a probability of success factor. In-process research and development will be expensed immediately following the consummation of the merger.

The estimated initial fair value attributed to workforce was determined based on the estimated cost to recruit, hire, and train the VITEX employees.

(4) Preliminary Accounting for New Financing

Based on the terms of the financing agreement, VITEX issued 100.0 million shares of its common stock, $0.01 par value per share and 45.0 million common stock warrants with a five-year term and an exercise price of $0.24 per share, in exchange for $20.0 million in funding with closing of the transaction to occur simultaneously with the proposed merger. VITEX incurred investment banker fees and legal and other costs in connection with the transaction. The estimated effects of the new financing are as follows (in thousands):

Estimated gross proceeds	$20,000
Estimated transaction costs	(1,550)

Total estimated net proceeds	$18,450

(5) Pro Forma Adjustments

(a) To record $20.0 million in gross proceeds from the new financing (see Note 4).

(b) To record the $10.8 million fair value adjustment to VITEX property and equipment (see Note 3). The Company’s long-lived assets will be subject to a recoverability test under the applicable accounting rules.

(c) To record identifiable intangible assets resulting from the proposed merger (see Note 3).

(d) To record the write off of historical VITEX goodwill.

(e) To reflect $1.6 million of estimated Panacos merger costs net of $0.7 million incurred as of December 31, 2004 (see Note 2).

(f) To reflect $1.6 million in estimated transaction costs of the new financing (see Note 4).

(g) To eliminate VITEX’s treasury stock and accumulated deficit and to eliminate Panacos’ preferred stock and redeemable warrants.

(h) Pro forma adjustment is an aggregate of the following:

To record the 227.5 million shares of VITEX common stock to be issued upon the closing (see Note 1), $0.01 par value per share	$2,274
To record the 100.0 million shares of VITEX common stock to be issued under the new financing (see Note 4) $0.01 par value per share	1,000
To eliminate Panacos common stock, $0.01 par value per share	(21)
To eliminate VITEX treasury stock, $0.01 par value per share	(43)

$3,210

(i) Pro forma adjustment is an aggregate of the following:

To eliminate VITEX additional paid-in capital	$(174,900)
To record the fair value of the VITEX common stock, stock options, and warrants to be issued upon the closing of the merger (see Note 1), less par value of VITEX common stock outstanding	32,326
To record the exchange of Panacos preferred and common stock for Vitex common stock, less par value from the issuance of the 227.5 million shares upon closing.	27,666
To record the fair value of the VITEX common stock to be issued upon the closing of the financing (see Note 4), less par value from the issuance of the 100.0 million shares upon closing	17,450

$(97,458)

(j) To record the increase in deferred stock compensation related to unvested VITEX stock options and restricted stock as revalued in the proposed merger (see Note 2).

(k) To reflect the $14.2 million estimated fair value of acquired in-process research and development technology (see Note 3).

(l) To record amortization of acquired identifiable intangible asset resulting from the proposed merger, based on an estimated five-year life and using straight-line amortization. For the year ended December 31, 2004, amortization expense was $1.3 million (see Note 3).

(m) To record amortization of deferred stock compensation expense associated with VITEX stock options and restricted stock as revalued in the proposed merger based upon the average remaining vesting period. For the year ended December 31, 2004, $29,000 was recorded to research and development costs.

(n) To record depreciation expense of excess purchase price allocation to property and equipment. For the year-ended December 31, 2004, additional depreciation expense charged to research and development and general and administrative expenses was $2.4 million and $0.2 million, respectively.

(o) To eliminate deferred rent and lease incentive liability related to acquired leases.

(6) Net Loss Per Common Share Data

Shares used to calculate unaudited pro forma combined net loss per basic and diluted share were computed by adding 227.5 million common shares to be issued as a result of the proposed merger plus 100.0 million common shares assumed to be issued under the financing. As the pro forma condensed combined consolidated statement of operations for all periods presented shows a net loss, weighted average basic and diluted shares are the same.

27,500,000 SHARES

COMMON STOCK

V.I. TECHNOLOGIES, INC.

RIGHTS OFFERING

V.I. Technologies, Inc. has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if this prospectus is delivered to you after the prospectus date, or you buy shares of common stock of V.I. Technologies, Inc. after the prospectus date.

PROSPECTUS

March     , 2005

You may rely on the information contained in this prospectus. V.I. Technologies, Inc. has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable in connection with the sale of the common stock being registered hereby. Except for the SEC registration fee, all expenses are estimated:

Item	Amount
SEC registration fee	$648
Printing and engraving expenses	10,000
Legal fees and expenses	200,000
Accounting fees and expenses	20,000
Subscription agent fees and expenses	10,000
Blue sky fees and expenses	5,000
Miscellaneous	4,352

Total	$250,000

All expenses incurred in connection with this offering will be borne by us.

Item 15.	Indemnification of Directors and Officers

V.I. Technologies, Inc. is incorporated under the laws of the State of Delaware. Subsection (a) of section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person; and empowers the corporation to purchase and maintain insurance on behalf of any such person as described in the previous paragraphs against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under the DGCL as in effect when such liability is determined.

Our restated certificate of incorporation further provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Our amended and restated by-laws also provide for the indemnification of such persons as described in the previous paragraph to the fullest extent permitted by the DGCL, as amended from time to time.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of June 2, 2004 among the Company, Panacos and certain stockholders of Panacos. Filed as Annex A to the Joint Proxy Statement – Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416). Note: As permitted by Item 601(b)(2) of Regulation S-K, schedules and exhibits to this agreement have not been filed therewith. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.
2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of November 5, 2004 among the Company, Panacos and certain stockholders of Panacos. Filed as Annex B to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

Exhibit Number	Description

2.3	Amendment No. 2 to Agreement and Plan of Merger dated as of November 28, 2004 among the Company, Panacos and certain stockholders of Panacos. Filed as Annex C to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

2.4	Amendment No. 3 to Agreement and Plan of Merger dated as of December 8, 2004 among the Company, Panacos and certain stockholders of Panacos. Filed as Annex D to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

2.5	Amendment No. 4 to Agreement and Plan of Merger dated as of February 14, 2005 among the Company, Panacos and certain stockholders of Panacos. Filed as Annex E to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2	Form of Warrant dated December 5, 2003 issued to investors. Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-111186) and incorporated herein by reference.

4.3	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.75 per share). Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.4	Form of Warrant dated February 11, 2004 issued to investors (exercisable at $1.32 per share). Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-3, as amended (Registration Statement No. 333-113182) and incorporated herein by reference.

4.5	Form of Warrant issued to investors pursuant to the Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1*	1998 Equity Incentive Plan. Filed as Exhibit 99 to the Registrant’s Registration Statement on Form S-8 (Registration Statement No. 333-108733) and incorporated herein by reference.

10.2*	1998 Director Stock Option Plan. Filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (Registration Statement No. 333-75484) and incorporated herein by reference.

10.3*	1999 Supplemental Equity Compensation Plan. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4 (No. 333-87443).

10.4*	Amended and Restated 1998 Employee Stock Purchase Plan. Filed as Exhibit 99 to the Registrant’s Registration Statement on Form S-8 (Registration Statement No. 333-108734) and incorporated herein by reference.

10.5*	Supplemental Equity Compensation Plan. Filed as Annex H to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

Exhibit Number	Description

10.6	Registration Rights Agreement between the Company and the Investors named therein, dated February 19, 1998. Filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.7+	Stock Purchase Agreement between Pall Corporation and the Company, dated February 19, 1998. Filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.8+	Joint Development, Marketing and Distribution Agreement between the Company and Pall Corporation, dated February 19, 1998. Filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.9	Amendment No. 1 to the Joint Development, Marketing and Distribution Agreement between Pall Corporation and the Company, dated July 19, 1999. Filed as Exhibit 4.4 to the Registrant’s 1999 Quarterly Report on Form 10-Q filed August 11, 1999 and incorporated herein by reference.

10.10++	Marketing Rights, Development, Royalty, Revolving Credit and Security Agreement between Pall Corporation and V.I. Technologies, Inc. dated August 6, 2002. Filed as Exhibit 10.42 to the Registrant’s 2002 Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.11++	Amendment No. 1 dated August 6, 2002 to Stock Purchase Agreement dated February 19, 1998 by and between V.I. Technologies, Inc. and Pall Corporation. Filed as Exhibit 10.43 to the Registrant’s Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.12	Letter Agreement with Pall Corporation dated December 10, 2002. Filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K filed March 26, 2003 and incorporated herein by reference.

10.13	Letter Agreement with Pall Corporation dated January 17, 2003. Filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K filed March 26, 2003 and incorporated herein by reference.

10.14*	Letter Agreement between the Company and John R. Barr, dated November 10, 1997. Filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.15*	Form of Indemnification Agreement. Filed as Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.16	Indenture of lease made and entered into as of August 4, 1999 by and between V.I. Technologies, Inc. (“Tenant”) and Coolidge Partners, LLC (“Landlord”). Filed as Exhibit 10.1 to the Registrant’s 2000 Quarterly Report on Form 10-Q filed May 4, 2000 and incorporated herein by reference.

10.17++	Development and Supply Agreement between V.I. Technologies, Inc. and Haemonetics Corporation dated January 25, 2000. Filed as Exhibit 10.41 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.18++	Asset Purchase Agreement, dated August 13, 2001, by and among V.I. Technologies, Inc. and Precision Pharma Services, Inc. Filed as Exhibit 2.1 to the Registrant’s Form 8-K filed August 28, 2001 and incorporated herein by reference.

10.19++	Agreement with the American National Red Cross dated April 9, 2003. Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 7, 2003 and incorporated herein by reference.

10.20	Agreement and Mutual Release between the Company and Precision Pharma Services, Inc. dated January 12, 2004. Filed as Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K filed March 1, 2004 and incorporated herein by reference.

Exhibit Number	Description

10.21	Securities Purchase Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

10.22	Registration Rights Agreement, dated as of December 9, 2004, by and between the Company and the Purchasers named therein. Filed as Annex G to the Joint Proxy Statement—Prospectus contained in the Registration Statement on Form S-4, as amended (Registration Statement No. 333-121416).

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young LLP.

23.3**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney.

99.1	Form of Subscription Certificate.

99.2	Form of Letter to Stockholders of Record.

99.3	Form of Letter to Brokers, Dealers and Nominees.

99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.

99.5	Form of Instructions For Use of V.I. Technologies, Inc. Rights Certificates.

99.6	Form of Guaranteed Delivery.

99.7	Form of Subscription Agreement between V.I. Technologies, Inc. and American Stock Transfer & Trust Company.

99.8	Form of Beneficial Owner Election Form.

*	Management contracts and compensatory plans or arrangements.

**	To be filed by amendment.

+	Certain confidential material contained in the document has been omitted and filed separately with SEC pursuant to Rule 406 under the Securities Act.

++	Certain confidential material contained in the document has been omitted and filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales of the shares being registered hereby are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in such prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information contained in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table of this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference in this Registration Statement;

2. That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered hereby, and treat the offering of the securities, at that time, as an initial bona fide offering; and

3. To remove from registration, by means of a post-effective amendment, any of the securities being registered hereby which remains unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities, other than the payment, by the Registrant, of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Watertown, Commonwealth of Massachusetts, on March 9, 2005.

V.I. TECHNOLOGIES, INC.

By:	/S/ JOHN R. BARR
John R. Barr
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 9, 2005.

Signatures	Title	Date

/S/ JOHN R. BARR John R. Barr	President, Chief Executive Officer and Director (Principal Executive Officer and acting Principal Financial Officer and Principal Accounting Officer)	March 9, 2005

* Samuel K. Ackerman, M.D.	Chairman of the Board of Directors	March 9, 2005

* Richard A. Charpie	Director	March 9, 2005

* Jeremy Hayward-Surry	Director	March 9, 2005

* Irwin Lerner	Director	March 9, 2005

* Joseph M. Limber	Director	March 9, 2005

* Doros Platika, M.D.	Director	March 9, 2005

* David Tendler	Director	March 9, 2005

*By:	/S/ JOHN R. BARR
Attorney-in-fact

V.I. TECHNOLOGIES, INC.

FORM S-2

REGISTRATION STATEMENT

EXHIBIT INDEX

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney.

99.1	Form of Subscription Certificate.

99.2	Form of Letter to Stockholders of Record.

99.3	Form of Letter to Brokers, Dealers and Nominees.

99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.

99.5	Form of Instructions For Use of V.I. Technologies, Inc. Rights Certificates.

99.6	Form of Guaranteed Delivery.

99.7	Form of Subscription Agreement between V.I. Technologies, Inc. and American Stock Transfer & Trust Company.

99.8	Form of Beneficial Owner Election Form.